Amendment No.1 to Draft Registration Statement on Form S-1 confidentially submitted to the Securities and Exchange Commission on March 8, 2023, as confidentially submitted to the Securities and Exchange Commission on March 15, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GAMER PAKISTAN INC.
(Exact name of registrant as specified in its charter)

Delaware	7941	87-3732146
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

35 E Horizon Ridge Pkwy, Ste 110-481

Henderson, NV 89002-7906

(702) 905-1171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Knopf

Chief Executive Officer

Gamer Pakistan Inc.

35 E Horizon Ridge Parkway, Suite 110-481

Henderson, NV 89002-7906

(702) 905-1171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward T. Swanson, Esq. Law Office of Edward T. Swanson 2071 N Altadena Dr Altadena, CA 91001 (310) 283-1035	Joel D. Mayersohn, Esq. Dickinson Wright PLLC 350 East Las Olas Blvd Ft. Lauderdale, FL 33301 Suite 1750 (954) 991-5426

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 7, 2023

PRELIMINARY PROSPECTUS

Common Shares

GAMER PAKISTAN INC.

1,500,000 Shares of Common Stock are being offered by the Company &

2,298,429 Shares of Common Stock are being offered by Selling Stockholders

The Company will not receive any proceeds from the 2,298,429 Shares offered by the Selling Stockholders.

See “Management—Principal and selling Stockholders.”

This is our initial public offering.  We are offering 1,500,000 shares of our common stock, par value $0.0001 per share, and the selling stockholders identified herein as the Selling Stockholders are offering up to 2,298,429 shares of our common stock (the “Selling Stockholder Shares”).  We currently expect that the initial public offering price of our common stock will be between $4.00 and $5.00 per share.  The actual public offering price of the common stock will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business.  We have selected the lower price point of $4.00 per share for use herein as the estimated actual sales price for our shares, given recent market turmoil, for purposes of calculation of estimated use of proceeds, estimated dilution and other matters in this prospectus.

Currently, there is no public market for our common stock.  We have applied to list our common stock under the symbol “GAMR” on The Nasdaq Capital Markets.   The closing of this offering is contingent upon the successful listing of our common stock on The Nasdaq Capital Market.

We will not receive any of the proceeds from the sale of common stock by the Selling Stockholders.  No Shares offered by the Selling Stockholders will be sold until after our common stock has begun trading on the Nasdaq Capital Market.  See “Selling Stockholders – Plan of Distribution.”  We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses, if any) relating to the registration of the Selling Stockholders’ shares of common stock with the Securities and Exchange Commission.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.   See “Prospectus Summary – Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses(2)	$	$

(1)

We have agreed to sell the securities to the underwriter identified herein at a discount of 10% of the offering price per share and to issue to the representative of the underwriters  Warrants to purchase shares of our common stock equal to 10% of the aggregate number of shares of common stock initially sold by us in this Offering (excluding the underwriter’s over-allotment option), exercisable for five years commencing on the six month anniversary of closing, at an exercise price equal to 120% of the public offering price of our shares. Please refer to the section entitled “Underwriting” in this Prospectus for additional information regarding total compensation to be received by the underwriter. For a description of other terms of the representative’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting.”

(2)

Does not include estimated offering expenses including, without limitation, legal, accounting, auditing, escrow agent, transfer agent, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate the total expenses of this Offering, excluding the underwriter’s discount of $600,000 (based on the assumed offering price described above) and non-accountable expense allowance of $180,000 (in each case based on the assumed offering price described above), will be approximately $300,000. The underwriters expect to deliver the common shares against payment as set forth under “Underwriting.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

WestPark Capital, Inc.

The date of this prospectus is ____ __, 2023

We are responsible for the information contained in this prospectus and any free-writing prospectus we prepare or authorize. We have not, the Selling Stockholders have not, and the underwriters have not, authorized anyone to provide you with different information, and we take no, the Selling Stockholders take no, and the underwriters take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the Selling Stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock.

For investors outside the United States: We have not, the Selling Stockholders have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

We have made rounding adjustments to some of the figures included in this prospectus.  Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of the representative’s warrants.

Trademarks: This prospectus contains references to trademarks and service marks that are the property of other organizations.  Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names.  We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Until and including                  , 2023 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

The 1st ever “All Pakistan Intervarsity National Esports Champions” -

Mir Pur University of Science and Technology AJK.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus.  For a more complete understanding of this offering, you should read the entire prospectus carefully, including “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto included elsewhere in this prospectus before investing in our securities.  In this prospectus, unless otherwise stated or the context otherwise requires, references to “Company,” “we,” “us,” “our,” “GAMER” or similar references mean Gamer Pakistan Inc. and K2 Gamer.  See, however, “Risk Factors – Acquisition of K2 Gamer” regarding the possibility that the acquisition of K2 Gamer by the Company is not approved.

Overview

We are a development-stage interactive esports event promotion and product marketing company, founded in November 2021. Our initial focus is on creating college, inter- university and professional esports events for both men’s and women’s teams, particularly esports opportunities with colleges and universities in Pakistan.  The Government of Pakistan’s 2021-22 Pakistan Economic Survey estimated that from 2020-21 there were approximately 500,000 students enrolled in technical and vocational education, approximately 760,000 in degree-awarding colleges, and 1.96 million students in universities.1  Though the foregoing likely will remain our focus for at least 12 months, thereafter, over time, we intend to expand the range of our esports offerings, expand to other markets and eventually consider live sports. We will endeavor to integrate competitive events that include our teams and leagues with regional and global teams and leagues sponsored by others.

We plan to conduct our operations in Pakistan through K2 Gamer (PVT) Ltd. (“K2 Gamer”), and Elite Sports Pakistan Pvt. Ltd. (“ESP”), each a company duly incorporated under the laws of Pakistan.  Pursuant to agreements with the three owners of K2 Gamer, we will acquire 90% ownership of K2 Gamer upon approval of the transfer by the Securities and Exchange Commission of Pakistan.  Such approval is expected to be obtained during March or April of 2023.  While it is expected that the transfer will be approved, if for some reason such approval is not obtained and we are not able to obtain control of another Pakistan company, we may not be able to conduct our proposed operations and investors may lose some or all of their investment in our stock.

As a result of the assignment to K2 Gamer by ESP of all of its rights with respect to the exploitation of sports and esports, ESP is an affiliate of K2 Gamer and, upon acquisition by us of 90% of the stock of K2 Gamer, ESP will be our affiliate as well.  For purposes of this prospectus, we have assumed, except where otherwise stated, that K2 Gamer is our subsidiary and that ESP is our affiliate.

Between November 2021 and November 2022, we organized and held 27 separate championships, including the first “Annual University Esports National Tournament and Championship on June 30 through July 1 of 2022.  In December 2022 we held the week-long inaugural National Esports Free Fire Championship.  During 2023, K2 Gamer and/or ESP are expected to organize and conduct at least 18 championships.  There were no paying sponsors for these championships, as a result of which we recognized no revenue from them.  We believe that we will be able to gain paying sponsors as the championships gain popularity.

Esports are the competitive playing of video games by amateur and professional teams or individuals for cash and other prizes. Esports typically take the form of organized, multiplayer video games that include real-time strategy and competition, including virtual fights, first-person shooter and multiplayer online battle arena games. The games are played on dedicated hardware (consoles), personal computers (PCs), or a range of mobile devices including smart phones and tablets.  Unlike games of chance or luck, esports are defined as competitive games of skill, timing, knowledge, experience, practice, attention and teamwork.  Tournaments can be held using consoles, PCs, mobile devices, or a combination of the foregoing.  Competitors participate at large in-person events, small in-person events and virtually from home or computer cafes.

______________________________________________

[1]	https://www.trade.gov/country-commercial-guides/pakistan-education.

1

Interest in esports is rapidly growing. According to Niko Partners, a market research and consulting firm, Asia’s esports audience grew by 13% in 2021 to nearly 700 million esports fans, while the Asia esports industry generated a combined revenue of $634.3 million in 2021, a 16.6% growth from the prior year. 2  In 2021, Asia accounted for 57% of the estimated $1.1 billion global esports market revenue. 3  Another market research and consulting company has estimated that esports revenue worldwide will grow to $1.866 billion in 2025. 4

The Pakistan market for esports, and particularly university esports events in Pakistan, represent, in management’s opinion, one of the largest and fastest growing esports markets in the world.5  Pakistan is the fifth most populous country in the world, with a current population estimated to be approximately 231,000,000 persons. 6  The median age in Pakistan is 22.8 years, and 35.1% of the population is urban (77,437,729). 7  Mobile cellular subscriptions have grown at an astounding rate in Pakistan, with 79.51% of the inhabitants having a mobile cellular subscription in 2020 compared to only 0.22% in 2000. 8  Approximately 36.8 million persons in Pakistan have been estimated to play video games in 2022, and the number is expected to increase to 50.9 million by 2026.9

Prior to 2010, competitive electronic gaming in Pakistan was limited to small events at engineering colleges.  With the introduction of capable and less-expensive smart phones, 4G technology, mobile games, better content, better graphics and significant prize money, Pakistan has seen significant growth in esports in recent years. 10

Although still relatively underdeveloped, Pakistan’s esports industry, which is distinct from online gaming in Pakistan (gaming includes fantasy sports, games of chance and card games), is aggressively growing in the backdrop of the Digital Pakistan initiative launched by the former Imran Khan government in 2019. 11  Esports are recognized as an official sport in Pakistan.  With approximately 65% of the country’s 207 million population is under the age of 30, 116 million broadband and 113 million 3G/4G subscribers, Pakistan is a huge potential market for video games and esports.12  Pakistan has become a “mobile-first” gaming market in which cell phones are the primary mode for gaming rather than consoles or computers.13

We intend to commercialize our efforts through the sale of advertising and sponsorships to accompany live and delayed streaming of tournaments and events, and to market and sell Sponsorship revenues have been the primary source of esports revenues, representing nearly 60% of all esports revenues in 2022. 14  The other sources of esports revenues in 2022 were media rights, publisher fees, merchandise and tickets, digital and streaming.15

______________________________________________

[2]	https://nikopartners.com/news/asias-share-of-the-global-esports-market-continues-to-grow (July 13, 2022).
[3]	Id.
[4]	Newzoo, Global Esports & Live Streaming Market Report 2022.
[5]	https://www. dawn.com/news/1590486.
[6]	https://www.worldometers.info/world-population/pakistan-population/
[7]	Id.
[8]	https://www. statista.com/statistics/510531/mobile-cellular-subscriptions-per-100-inhabitants-in-pakistan/
[9]	https://www. techdad.pk/total-number-of-gamers-in-pakistan-is-estimated-to-be-36-8-million16-of-population/
[10]	https://esportsinsider.com/2022/08/esports-around-the-world-pakistan; https://www.zameen.com/blog/pakistan-secured-11th-position-global-esports-earning.html.
[11]	https://www. arab.news/7253, May 2, 2022.
[12]	Id.
[13]	See https://intenta.digital/gaming-industry/video-game-industry-pakistan; https://www. techdad.pk/total-number-of-gamers-in-pakistan-is-estimated-to-be-36-8-million16-of-population.
[14]	Newzoo, Global Esports & Live Streaming Market Report 2022.
[15]	Id.

2

To implement our initial focus, we have entered into an assignment and consulting agreement with ESP pursuant to which ESP has assigned to K2 Gamer its rights pursuant to both a 10-year renewable agreement between ESP and the Inter University Consortium for Promotion of Social Sciences (“IUCPSS”) (see “Business: Material Agreements”) and also its direct agreements with various colleges and universities.  The IUCPSS has 96 of Pakistan’s Universities as members of the approximately 186 universities found in Pakistan.  ESP continues to service the IUCPPS agreement in partnership with and under the direction of K2 Gamer.  From December 2021 through November 2022, K2 Gamer and ESP have organized and conducted 27 university esports tournaments, with each involving between eight and 32 teams.  More tournaments are scheduled for 2023.

From top left, clockwise:

The “All Pakistan Intervarsity National Esports Championship”, multi-story banner is proudly displayed at MINHAJ University Lahore, (MUL).

The ribbon cutting ceremony was led by: (L to R), Muhammad Jamal Qureshi, CEO of K2 Gamer Pvt., Ltd., Dr. Sajid Mahmood Shahzad, Vice Chancellor of MINHAJ University Lahore, (MUL), and a University representative.

Dr. Sajid Mahmood Shahzad, Vice Chancellor of MINHAJ University Lahore, (MUL), addresses the faculty, press, team officials and participants at the 1st ever “All Pakistan Intervarsity National Esports Championship”.

Muhammad Jamal Qureshi, CEO of K2 Gamer Pvt., Ltd., is proud to bring the “All Pakistan Intervarsity National Esports Championship,” to MINHAJ University, Lahore.

3

In the high voltage “All Pakistan Intervarsity National Esports Championship,” the student competitors’ enthusiasm and spirit was on full display, reflecting their concentration and passion for esports.

Esports is a new norm which has been getting acceleration in the academic institutions and society since the inception of Covid-19.  The organization of such events at academic institutions must be held on a regular basis to normalize the esports culture and to develop standard rules and regulations.  Esports will be an official medal event at the 2022 Asian

4

Games to be held in Hangzhou China from September 23, 2023 to October 8, 2023.16 and the International Olympic Committee has announced details of an Olympic Esports Week to take place in Singapore in June 2023. 17  Esports is also a source of income for students, who can earn cash prizes while participating in professional leagues.

GAMER’s “All Pakistan National Intervarsity Esports Championship,” was held at MINHAJ University Lahore, (MUL), on June 30 through July 01, 2022.  It was the first of its own kind of official Intervarsity eSports National event where cash prizes worth 300,000 rupees were awarded to the winner and runner-up teams of the tournament along with cash prizes for the team officials and sports directors of the participating universities.  It is unprecedented in the higher education sector that large cash prizes were being offered for the encouragement and welfare of the students in Esports discipline.  The championship was comprised of 49 teams from renowned universities and was the culmination of eight conferences across Pakistan:

South West Conference

Western Capital Conference

Big Southern Conference

North Easter Kashmir Conference

South Eastern Conference

Lahore East Conference

Lahore West Conference

Mid-East Conference

______________________________________________

[16]	https://en.wikipedia.org/wiki/Esports-at-the-2022-Asian-Games.
[17]	https://esportsinsider.com/2022/11/international-olympic-committee-olympic-esports-week-singapore.

5

The winners of the Championship were as follows:

1st Place (100,000 Rupees): Mir Pur University of Science and Technology

2nd  Place (75,000 Rupees): Pak Aims Institute of Management Sciences Lahore

3rd Place (50,000 Rupees): MNS-Agriculture Multan

The winning team will take part in the Pakistan vs. Indian Universities Games in Dhaka, Bangladesh which will be held in August 2023. In addition, the winning team was awarded with a professional card to play abroad in professional eSports leagues along with annual scholarships worth $5,000.

In December 2022, we held the inaugural National eSports Free Fire Championship.  The one-week event involved 48 Free Fire (esports) teams across Pakistan in four provincial conferences.  In each conference twelve teams took part in the qualifying round and played 6 matches to qualify for the final round. Four teams from each conference qualified for the final round and the two top national Free Fire teams also were invited to participate in the final round.  We estimate that approximately 10,000 or more persons watched this championship through live streaming and social media.  A cash pool prize of 20,000 Rupees was distributed among the winners, runners-up and position holders.

In continuation of our activities, we recently signed the national esports champion team of Mirpur University of Science and Technology Azad Kashmir, Pakistan to support and promote the esports community in Pakistan.

In 2023, we plan to organize or co-organize approximately 20 championships, including several that we hope will involve our own eGame.  Several championships are expected to involve hundreds of players.  In February of 2023, our affiliate, ESP, entered into a Memorandum of Understanding with Fast Olympiad 2023 to be Title Sponsor of the esports category of Fast Olympiad 2023.  Fast Olympiad 2023 is a student-run non-profit event at the National University of Computer and Emerging Sciences, Karachi, which provides a five-day event in three broad categories, including esports competition.

We believe that GAMER will be the first company specifically focused on Pakistani esports to become a publicly listed company in the United States.

6

GAMER’s business plan contemplates the following:

●

GAMER will continue to focus on both console, PC and mobile esports. Mobile is the highest-growth digital games segment and has surpassed personal computers and consoles as the choice of players due to improvements the mobile gaming experience, faster 5G technology and lower costs, according to GlobalData.[18] The game publishers of Fortnight and PUBG have shifted to mobile applications, and Activision Blizzard’s World of Warcraft announced a mobile version will be available later in 2022.[19] Global revenue of mobile games is expected to show an annual growth rate of 6.54% from 2023 to 2027 to $221.7 billion, [20] and Pakistan’s segment is projected to see revenue growth in 2023 reach $40.27 million and grow by 5.49% between 2023 and 2027 to $49.86 million in 2027, with the number of users of mobile games in 2027 estimated to be 43.8 million users.[21]

●

Management believes that GAMERS’s early activities (over 27 separate championships in 2021-2022 with between 16 and 125 university teams participating in each event) as well as the officially-sanctioned National University Esports Annual Championship, give GAMER an early mover advantage to build out its university esports relationships and to secure additional contracts to build its esports business.

●

Esports gamers in Pakistan can earn substantial amounts of money from tournaments and endorsements.  Somail Hassan, 22, from Pakistan, is the #1 ranked eSports player in Pakistan and the #18th ranked eSports player in the world, and has earned $3.9 million from 81 tournaments.[22]  Somail’s brother, Yawar Hassan, from Pakistan, is the #2nd ranked eSports player in Pakistan and the #273rd ranked eSports player in the world, and has earned nearly $626,000 from 50 tournaments.[23] Arslan Ash won the Evolution “EVO” 2019 and EVO Japan[24] and in December of 2019 was unanimously named the ESPN eSports player of the year.[25]

Ribbon cutting ceremony at Pakistan’s 1st ever National University Esports Annual Championship 2022.

__________________________________________

[18]	https://www.globaldata.com/media/thematic-research/mobile-gaming-represent-50-revenues-will-470-billion-gaming-industry-2030-says-globaldata/
[19]	Id.
[20]	https://www.statista.com/outlook/dmo/digital-media/video-games/mobile-games/worldwide.
[21]	https://www.statista.com/outlook/dmo/digital-media/video-games/mobile-games/pakistan.
[22]	https://www.esportsearnings.com/players/14196-sumail-hassan.
[23]	https://www.esportsearnings.com/players/19967-yawar-hassan
[24]	https://en.wikipedia.org/wiki/List_of_Evolution_Championship_Series_champions
[25]	https://www.youtube.com/watch?v=Mzb0WNNOP8w.

7

The Offering

Common stock offered by us

We are offering 1,500,000 shares of our common stock, assuming the underwriter does not exercise its over-allotment option, or 1,725,000 shares of common stock if the underwriter exercise its over-allotment option in full.

Common stock offered by the Selling Stockholders	The Selling Stockholders are offering up to 2,298,429 shares of common stock. There is no over-allotment with respect to the shares sold by the Selling Stockholders.
Common stock outstanding prior to the offering	23,879,319 shares.
Common stock to be outstanding after this offering	25,379,319 shares of common stock if the underwriters do not exercise the over-allotment option and 25,604,319 shares if the underwriters fully exercise the over-allotment option.
Common stock Trading symbol

Our common stock is expected to be quoted for trading on the Nasdaq Stock Market, and may trade under the symbol “GAMR” provided we have satisfied the initial listing requirements of Nasdaq.  No assurance can be given that we will meet those requirements.  If our common stock is not approved for listing on Nasdaq, we will not consummate this offering.

Use of proceeds

We intend to use the net proceeds from this offering to build our infrastructure, organize and promote esports tournaments in Pakistan, increase our staff, acquire one or more eGame developers, and provide general working capital.

Representative’s warrants

We have agreed to issue to Westpark Capital, acting as the representative of underwriters of the offering, referred to as the “Representative,” warrants to purchase up to 10% of the number of shares of common stock issued in this offering, exclusive of the over-allotment shares, referred to as the “Representative’s Warrants.”  The Representative’s Warrants will be exercisable for five years from the effective date of the offering. The Representative’s Warrants are exercisable at a per share price equal to 120% of the initial public offering price per share in the offering. The Representative’s Warrants will provide for cashless exercise, standard demand registration right and piggyback rights and a cashless exercise provision.

Risk factors

This investment involves a high degree of risk. See “Risk Factors” and other information included in this prospectus beginning on page 17 for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

Lock-up

All of our directors, officers and principal stockholders (defined as owners of 5% or more of our common shares), and certain other stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares held at the conclusion of this offering for a period of up to 12 months after the date of this prospectus, other than the 10% of their common shares included for resale in the registration statement of which this prospectus is a part. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the representative’s warrants, and is based on 23,879,319 common shares outstanding as of December 31, 2022.

8

Corporate Information

Our principal executive office is located at 35 E Horizon Ridge Pkwy, Suite 110-481, Henderson, NV 89002. Our telephone number is 702-905-1171.

Our agent for service of process in the United States is Paracorp Incorporated.  Our registered office in the State of Delaware is located at 2140 S Dupont Hwy, Camden, DE 19934.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

●

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

As an emerging growth company, we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year, and the market value of our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

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SUMMARY OF CERTAIN FINANCIAL DATA

For the period from inception (November 23, 2021) through December 31, 2022 we did not recognize any income from our esports tournaments.  Our expenses during this period totaled $311,632, including approximately $31,000 to support the organization of esports events in Pakistan, $203,000 in advisor fees, $10,000 in legal fees, $1,000 in bank fees, $47,000 in audit and accounting fees, and $20,000 in other expenses.

GAMER PAKISTAN INC.

BALANCE SHEET

As of December 31, 2022 and December 31, 2021

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should carefully consider the risks and uncertainties and assumptions discussed under the heading “Risk Factors” and elsewhere in this prospectus. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. Assuming our common shares are publicly traded, this could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

If our acquisition of 90% of K2 Gamer is not approved by the Securities and Exchange Commission of Pakistan, this could have a material adverse effect on our business.

The Securities and Exchange Commission of Pakistan must approve our acquisition of 90% of K2 Gamer.   We anticipate such approval in March or April of 2023, and do not anticipate any major difficulty in obtaining such approval.  If however, such approval is not obtained, such failure could have a material adverse effect on our business, and result in the loss of some or even all of an investor’s investment in the  Company.

Our business plan focuses initially on interuniversity and professional esports events in Pakistan, particularly with colleges and universities, and we may not be successful in realizing a profitable business.

Esports competitions is a relatively new industry. Our management believes there is a great opportunity to create a large and profitable sports business out of this industry, generating substantial revenues from ticket sales, live streaming video, sponsors, advertisements, sales of merchandise associated with university and professional teams, and other revenue sources. However, there is no assurance there will be market acceptance or great public interest in this new sport, or that we can compete successfully with other businesses that enter this industry, or that we can generate significant revenues and profits from esports competitions, tournaments and associated streams of revenues.

We will rely on information technology and other systems and services provided by third parties, and any failures, errors, defects or disruptions in these systems or services could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects. The third-party platforms upon which these systems and software are made available could contain undetected errors.

The challenges presented in Pakistan to deliver and receive content for GAMER are significant for five reasons: (i) many users may be using consoles, limiting their location for competitions; (ii) the infrastructure for both broadband and mobile bandwidth is not evenly available; (iii) mobile users may access our digital content on an older smart phone with lower processing power and a slower connection; (iv) our content will often be live and may involve teams bunched together in specific geographic areas, which means that they will be accessing content from the same place, at the same time; and (v) the latency, or the delay between when a player does something and that action is seen by another player or viewer, must be negligible in order to have exciting real time competition.

Our technology infrastructure is critical to the performance of our offerings and to user satisfaction. However, the systems on which we will rely, may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. Further, we may be subject to cyber-attacks and we may find it difficult to protect our systems, data and user information and to prevent outages, data or information loss, fraud, security breaches. We may in the future experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions from unauthorized access, fraudulent manipulation, tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and/or prospects.

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We cannot be certain that our business initiatives and operations will maintain regulatory approval, and without regulatory approval we will not be able to market and grow our business.

We believe esports to be fairly defined as competitive games of skill, timing, knowledge, experience, practice, attention and teamwork, but not games of chance or luck. We believe that “cash-based” tournaments involving games of skill should not be considered gambling because the generally accepted definition of gambling involves three specific things: (i) the award of a prize, (ii) paid-in consideration (meaning entrants pay to compete) and (iii) an outcome determined on the basis of chance.

We believe that in Pakistan and other countries our esports games, which permit players and teams to play against each other with prize money distributed to the last remaining competitors as cash prizes, will be considered games of skill. We presently do not intend to offer any facility for players to wager on the outcome of the games or events.

Games of chance in Pakistan are considered gambling and are prohibited.  It remains uncertain as to how other Pakistani states and the Pakistan national government will define or regulate our esports games in the future, if at all. Prospective investors should assess this risk of government regulations or prohibition in assessing an investment in our shares, as negative government regulation at any level could destroy our markets or severely limit operations, thereby reducing our revenues and the value of our business and the value of your investment.

We are subject to various laws relating to trade, export controls and foreign corrupt practices.

We are subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third-party partners, representatives or agents who are not our employees, potentially exposing us to greater risk from their actions. If our employees or agents fail to comply with applicable laws or company policies governing our international operations, we may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination that we have violated any anti-corruption laws could have a material adverse impact on our business. Changes in trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities.

Risks to our commercialization of licensed rights involving Pakistan universities.

GAMER has acquired a license to commercially exploit certain rights held by ESP associated with the development, organization, promotion, marketing and distribution of esports leagues, games, tournaments, products and programing in Pakistan in participation with IUCPSS member universities with whom ESP has contractual or correspondence relationships. We are relying on the commercialization of these rights to jumpstart the expansion of our esports business.

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However, one or more or all of such universities, for whatever reason, could decide to withdraw from their arrangement with ESP either dropping the pursuit of esports altogether, or nominating new third parties to assist in their development of esports leagues and teams, or placing restrictions on use of Brand Elements. If a number of universities withdrew, it could have a significant negative impact on our Company and successful implementation of our business plan.

The agreements with ESP provide that ESP is obligated to compensate participating universities and their players, including payment of any royalties or participations, for GAMER’s use of logos, trademarks and names and likenesses associated with the universities and their players. ESP has assigned its esports rights to GAMER but will continue to assist in the implementation of such rights.  ESP or GAMER conceivably could default in performance of one or more of ESP’s obligations. Any such default would likely have a material negative effect on our Company and our successful implementation of our business plan.

Because we are newly organized, we are a development-stage company without revenues to date and have a limited operating history.

GAMER was organized in November of 2021 to carry on and expand an esports business in Pakistan (the “Business”) started by ESP in 2016. The rights to the Business have been assigned to GAMER by ESP, although ESP will continue to assist GAMER in conducting the Business. We are in the process of expanding this Business, but to date we do not have revenues. The Business has many of the risks of a new business because the entire industry of esports is so new and still in many ways undefined. You should consider the Company’s prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development. In particular, you should consider that we cannot provide assurance that we will be able to:

●	Successfully implement our business plan and expand our esports business to develop significant streams of revenue;

●	Maintain our management team;

●	Maintain licensed rights associated with ESP’s universities to which we have gained access pursuant to a license of rights agreement with ESP;

●	Raise sufficient funds in the capital markets to implement our business plan;

●	Attract, enter into and/or maintain contracts with players and sponsors; and

●	Compete effectively in the competitive environment in which we will operate.

If we cannot successfully accomplish these objectives, our business and your investment are likely to be negatively impacted.

The future success we might enjoy will depend upon many factors, several of which may be beyond our control, or which cannot be predicted at this time, and which could have a material adverse effect upon our financial condition, business prospects and operations and the value of an investment in our company. We will incur initial operating losses as we expand our business, and it may be some time before we achieve positive cash flow and/or profitability, and we may never reach such goals. There is of course no assurance that significant revenues will be generated, or that gross revenues will be sufficient to cover our out-of-pocket expenses, or that we will realize profits.

Relationship with Elite Sports Pakistan Pvt. Ltd.

Initially, our business prospects will be dependent upon the strength of rights obtained from ESP, and on its continued relationships with universities and sports authorities in Pakistan.

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We may require additional financing if we are successful, and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

The net proceeds from this offering should be sufficient to meet our operating requirements for at least __ months.  However, at some future date we may need to raise additional capital to fund our operations while we implement and execute our business plan and expand our business.  We currently do not have any contracts or commitments for additional financing beyond this offering. Any future equity financing may involve substantial dilution to existing stockholders. There can be no assurance that such additional capital will be available on a timely basis, or on terms acceptable to us. If adequate funds are not available or are not available on acceptable terms when needed, GAMER may not be able to fund its business or its expansion, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and prospects.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders and/or note holders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities could depress the future market price of our common stock if and when we create a public market, and could impair our current or future ability to raise capital through the sale of additional equity or equity-linked securities or the sale of debt. There is no assurance that a public market for our securities will develop. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the price of our common stock.

Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

We have not allocated specific amounts of the net proceeds from this offering for any specific purpose, other than we plan to use such net proceeds for working capital, general corporate purposes and in furtherance of our corporate strategy. Accordingly, our management will have flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

The current and potential effects of the coronavirus may impact our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus (Covid-19) emerged in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread and infections have been reported globally. Due to the outbreak of Covid-19, almost all major sports events and leagues were postponed or put on hold for a significant period. Travel restrictions and border closures have materially impacted our ability to manage and operate the day-to-day functions of our business. Management has been able to operate with less efficiency in a virtual setting. However, if such restrictions become more severe due to a surge of virus infections, they could negatively impact those activities in a way that would harm our business over the long term. Travel restrictions can restrain our ability to operate, but at present we do not expect these restrictions on personal travel to be material to our business operations or financial results since the initial esports events will be held online.

The ultimate impact of the Covid-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the Covid-19 outbreak, new information which may emerge concerning the severity of the Covid-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but may have a material adverse impact on our business, financial condition and implementation of our business plans.

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Actual or threatened epidemics, pandemics, outbreaks or other public health crises may materially and adversely impact our operations, adversely affecting the local economies where we operate and negatively impacting our customers’ spending in the impacted regions.

The interactive entertainment industry is intensely competitive. If GAMER is unable to compete effectively, its business could be negatively impacted.

The esports market is part of a much larger interactive entertainment market. There is intense competition among interactive entertainment companies for the consumer’s dollar. There are a number of established, well-financed companies producing esports and interactive entertainment products and systems that will compete with the products and services planned by GAMER. Many of these competitors have financial resources much greater than ours. They may spend more money and time on developing and testing product and services, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products and services than GAMER. This could impact GAMER’s ability to win new business and retain business. Furthermore, new competitors may enter GAMER’s key market areas. If GAMER is unable to obtain significant market share or if it loses market share to its competitors, GAMER’s results of operations and future prospects would be materially adversely affected. GAMER’s success depends on its ability to develop new products and services, and enhance existing products and services, at prices and on terms that attract and retain customers.

Our revenues and profitability depend upon many factors for which no assurance can be given.

Our ability to achieve expanded revenues will depend, in large part, upon our ability to attract esports users and viewers to our offerings, retain users and viewers, and reactivate users and viewers in a cost-effective manner. Achieving growth may require us to increasingly engage in sophisticated and costly sales and marketing efforts, which may not make sense in terms of return on investment.  We cannot assure the consumer adoption of our esports product and service offerings.

Further, revenues do not assure profitability. Profitability depends upon many factors, including the ability to develop, commercialize, market, sell and maintain valuable mobile esports products and services at reasonable profit margins, our ability to identify and obtain the rights to additional mobile esports products and services to add to our existing lines, success and expansion of our sales programs, expansion of our player and fan bases, and obtaining the right balance of expense levels and the overall success of our business activities.

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If and when we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to generate sufficient revenues, or to become and remain profitable, would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or even continue our operations. It could result in a decline in the value of our stock and you could lose all or part of your investment.

Litigation costs and the outcome of litigation could have a material adverse effect on the Company’s business.

From time to time, the Company may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of consumer and employee personal information, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights, and other matters. Litigation to defend the Company against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations.

The Company is not aware of any current material legal proceedings outstanding, pending or threatened as of the date hereof by or against the Company.

If we are unable to build and enhance our brands and reputation or if events occur that damage our brands and reputation, our ability to expand our players, university teams, sponsors and commercial partners may be impaired.

The success of our business depends on the value and strength of our esports media brands and the audiences who watch on television, cell phones, or stream on the internet. The strength of our esports media brands determines our ability to expand our player and fan bases and attract sponsors and advertisers. To be successful, we believe we must preserve, grow and leverage the value of our brands across all of our revenue streams. Unfavorable publicity regarding our esports properties could negatively affect our brands’ reputations. Failure to respond effectively to negative publicity could also erode our brands’ reputations. In addition, events in the industry as a whole, even if unrelated to us, may negatively affect our brands’ reputations. A failure to build brand awareness or negative events that damage our brands’ reputations could interfere in the growth of, or result in a decline in players, television and social media audiences, fan loyalty or corporate sponsors to support our esports media properties. As a result, we might not be able to obtain revenues sufficient to attain profitability, or there might be a material adverse effect on our business, results of operations, financial condition and cash flow, causing us to sustain losses. We might not then be able to obtain the resources or time that would be needed to attempt to rebuild our brands and reputation.

Our insurance coverage may not adequately protect us against all possible risks of loss. Further, our business exposes us to potential liabilities that may not be covered by insurance.

The operation of university athletic events, and specifically an esports league and teams, are subject to a number of risks that could expose us to substantial liability for personal injury. We intend to purchase insurance against certain of these risks, but our insurance may not be adequate to cover our liabilities.  We currently do not have any business liability, disruption or litigation insurance coverage for our operations in the US or in Pakistan. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which could have an adverse effect on our results of operations and financial condition.

The Company’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

Gamer Pakistan, Inc., its customers and its suppliers are expected to have operations in locations subject to natural occurrences such as severe weather and other geological events, including monsoons, earthquakes or outbreaks of pestilence that could disrupt operations. Any serious disruption at any of the Company’s facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on our revenues and increase our costs and expenses.

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We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2022, we had 7 full-time employees and 6 key advisors. The employees in Pakistan work a majority of their time to organize events for our operations in Pakistan. Of the 13-member team, four are located in the US, six are located in Pakistan and 3 are in India. None of the employees or advisors are taking a salary prior to project funding. As our company grows, we plan to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration and developing new products and services. Future growth will impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our organization, give rise to operational mistakes, loss of business opportunities, loss of employees and/or reduced productivity. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage the expansion of employees and manage future growth.

Risks Related to the Economy

An economic downturn and adverse economic conditions may harm our business.

Any economic downturn and adverse conditions in South Asian regional and global markets may negatively affect our operations. Our projected future broadcasting/streaming revenue in part will depend on consumers’ availability of personal disposable income and on our corporate marketing and operating budgets. Further, projected future sponsorship and commercial revenues are contingent upon the expenditures of businesses across a wide range of industries, and if these industries cut costs in response to any economic downturn, our revenue may similarly decline. Continued weak economic conditions could cause a reduction in our anticipated corporate sponsorships, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

In this regard, the Covid-19 pandemic has adversely affected our ability to generate revenues, raise capital, negotiate new business arrangements in Pakistan and adequately staff and manage our business. The extent to which Covid-19 in the future impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain, rapidly changing and cannot be predicted, including new information that may emerge concerning the severity of Covid-19 and the actions taken to contain it or treat its impact, and the success and availability of vaccines to prevent it.

Risks Related to Laws, Regulations and Offshore Operations

Regulations that may be adopted with respect to the internet and electronic commerce may decrease the growth in the use of the internet and lead to the decrease in the demand for the Company’s products and services.

In addition to regulations pertaining to the esports industry in general, the Company may become subject to any number of laws and regulations that may be adopted with respect to the internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the internet. The adoption of new laws or regulations relating to the internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the internet, decrease the demand for the Company’s mobile esports products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

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The risks related to international operations could negatively affect the Company’s results.

Most all of the Company’s operations will be conducted in foreign jurisdictions including, but not limited to Pakistan. It is expected that the Company will derive all of its revenue from transactions denominated in currencies other than the United States dollar, and the Company expects that receivables with respect to foreign sales will account for all of its total accounts and receivables outstanding for some time.

As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data privacy may have on the Company’s online operations, adverse changes in the creditworthiness of parties with whom the Company has significant receivables or forward currency exchange contracts, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted.

The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened, its business would be harmed.

The Company’s international activities may require protracted negotiations with host governments, national companies and third parties. Foreign government regulations may favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where it conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of United States or enforcing American judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on it. The Company believes that management’s experience to date in commercializing other products and services may be of assistance in helping to reduce these risks. Some countries in which the Company may operate may be considered politically and economically unstable.

The Company is subject to foreign exchange and currency risks that could adversely affect its operations, and the Company’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

The Company expects that it will derive all or most of its revenues in currencies other than the United States dollar for the foreseeable future; however, a significant portion of the Company’s operating expenses for its corporate activities are likely to be incurred in United States dollars. Fluctuations in the exchange rate between the U.S. dollar, the Pakistani rupee and other currencies may have a material adverse effect on the Company’s business, financial condition and operating results. The Company’s financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than United States dollar and from the translation of foreign-currency-denominated balance sheet accounts into United States dollar-denominated balance sheet accounts. The Company is exposed to currency exchange rate fluctuations because portions of its revenue and expenses are denominated in currencies other than the United States dollar, particularly in the Pakistan rupee to start.

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The risks of operating as an American company in Pakistan are an issue for every foreign investor.

The risks of operating as an American company in Pakistan are an issue for every foreign investor. The Company will mitigate some of this risk by maintaining a locally-recruited management and staff, and relying through its relationship with ESP, on ESP’s political and business relationships, such as IUCPSS for whom the company plans to develop, promote and commercialize esports, and by the protection afforded by Pakistan’s comprehensive commercial law structure, particularly in the areas of intellectual property law, trademark law, contract law, tax law and the uniform commercial code, and similar laws in other South Asian jurisdictions.

Business interruptions due to terrorism or civil unrest could adversely affect us.

Our business and our assets are planned to be primarily located in Pakistan, a country with examples of terrorism and civil unrest, and as a result, we and our affiliates could be potential targets of terrorism. In addition, any prolonged business interruption at any of the arenas where we host our events could result in a decline in esports revenue. We currently do not have business interruption insurance in place. If and when we do have business interruption insurance coverage it may only cover some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our trademarks, reputation and player and fan loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and/or cash flow.

Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the internet, e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on online businesses generally.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our trademarks.

We are susceptible to brand infringement such as counterfeiting and other unauthorized uses of our intellectual property rights. However, it is not possible to detect all instances of brand infringement in a timely manner. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets.

We also may license our intellectual property rights to third parties. In an effort to protect our brands, we will try in such event to enter into licensing agreements with such third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. Although we will make efforts to monitor our licensees’ use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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Our business will be subject to online security risk, and loss or misuse of our stored information, including the exposure of customers’ personal information, could lead to government enforcement action or other litigation, potential liability, or otherwise harm our business.

We will receive, process, store and use personal information and other customer data as a part of our business. There are numerous federal, state and local laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other data. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us which could have an adverse impact on our business. In the area of information security and data protection, many jurisdictions have passed laws requiring notification to customers when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. The costs of compliance with these types of laws may increase in the future as a result of changes in interpretation or changes in law. Any failure on our part to comply with these types of laws may subject us to significant liabilities.

We will rely on other third-party data and live-streaming providers for real-time and accurate data and/or live streams for mobile esports events, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

We will rely on third-party sports data and live streaming providers to obtain accurate information regarding schedules, results, performance and outcomes of mobile esports events and the live streaming of such events. We may experience errors in this data and/or streaming feed. If we cannot adequately resolve the issue with our end users, our end users may have a negative experience with our offerings, our brand or reputation may be negatively affected and our users may be less inclined to continue or resume utilizing our products and services, or recommend our platform to other potential users. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.

Furthermore, once we establish a relationship with a data and/or live streaming partner, if it terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition and results of operations. Further, any negative publicity related to any of our selected third-party partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

Systems, network or telecommunications failures or cyber-attacks may disrupt the Company’s business and have an adverse effect on the Company’s operations.

Any disruption in the Company’s network or telecommunications services could affect the Company’s ability to operate its mobile online esports offerings, which would result in reduced revenues and customer down time. The Company’s network and databases of players, fans, and sponsors information, including intellectual property, trade secrets, and other proprietary business information and those of the third parties the Company utilizes, will be susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, hackers, network penetration, data privacy or security breaches, denial of service attacks and similar events, including inadvertent dissemination of information due to increased use of social media. Despite implementation of network security measures and data protection safeguards, including a disaster recovery strategy for back-office systems, the Company’s servers and computer resources will be vulnerable to viruses, malicious software, hacking, break-ins or theft, third-party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with the Company’s computer systems, or those of the third parties the Company utilizes, in any such event could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property goodwill and/or brand appeal, increased expenditures on data security, and costly litigation, and can have a material adverse effect on the Company’s business, revenues, reputation, operating results and financial condition.

Risks Related to the Company’s Management

Failure to attract, retain and motivate key employees may adversely affect the Company’s ability to compete and the loss of the services of key personnel could have a material adverse effect on the Company’s business.

The Company depends on the services of a few key executive officers. The loss of any of these key persons could have a material adverse effect on the Company’s business, results of operations and financial condition.

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The unexpected loss of services of one or more of these individuals could also adversely affect the Company. The Company is not protected by key man or similar life insurance covering members of senior management but is contemplating obtaining key man insurance.

The Company’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, marketing and management personnel. Competition for such personnel can be intense, and the Company cannot provide assurance that it will be able to attract or retain highly qualified technical, marketing and management personnel in the future. The Company’s inability to attract and retain the necessary technical, marketing and management personnel may adversely affect its ability to carry forward its business plan, and may limit future growth and profitability.

Our current management team has limited prior experience managing university esports businesses.

Our current executive management team has limited experience managing esports business, but does not have experience in managing university esports teams or leagues. In fact, practically no one has such experience because this segment of the industry is so new. This lack of experience could adversely affect our ability to run our business properly or to raise additional capital that may be necessary for our continued operations. We will endeavor to recruit seasoned executives, as and if capital is available to fund their hiring.

Risks Related to Our common stock

There is no assurance the Offering Price of our Common Shares will be at the low point of our Estimated Price Range, or $4.00 per Share.

The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price. If we cannot realize a per share offering price of at least $4.00 per share in this offering, we will not proceed with this offering.

We may not be able to list our common stock on the Nasdaq Capital Market.

We have applied to list our common shares on the Nasdaq Capital Market under the symbol “GAMR,” and anticipate receiving conditional approval to so list our common shares, provided we have satisfied the initial listing requirements of Nasdaq. No assurance can be given that we will meet those requirements. If our common stock is not approved for listing on Nasdaq, we will not consummate this offering.

The offering price of the primary offering and resale offering could differ.

The offering price of shares of our common stock in the initial public offering has been determined by negotiations between the Company and the underwriter. The Selling Stockholders may sell the resale shares at prevailing market prices or privately negotiated prices after close of the initial public offering and listing of our common stock on Nasdaq. Therefore, the offering prices of the initial public offering and resale offering could differ. As a result, the purchasers in the resale offering could pay more or less than the offering price in the primary offering.

The resale by the Selling Stockholders in our resale offering may cause the market price of our common stock to decline.

The resale of shares of our common stock by the Selling Stockholders after the completion of the initial public offering could have the effect of depressing the market price for our common stock.

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Our officers, directors and 5% stockholders may exert significant influence over our affairs, including the outcome of matters requiring stockholder approval.

As of the date of this prospectus, our officers, directors and more than 5% stockholders own in the aggregate approximately 12% of our outstanding common stock. As a result, when acting together, although such individuals will not have a controlling interest in our Company, they still will have a significant impact on the election of our directors and in determining the outcome of any corporate action, including corporate actions requiring stockholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and influence could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those individuals. Certain of these individuals also have significant control over our business, policies and affairs as officers or directors of our company. Therefore, you should not invest in reliance on your ability to have any control over our company.

We currently do not intend to pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare or pay dividends on our common stock. In addition, in the future we may enter into agreements that prohibit or restrict our ability to declare or pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment will be if we are able to establish a public market for our stock, the market price of our common stock appreciates and you sell your shares.

Stockholders will likely experience dilution of their ownership interest due to the future issuance of additional shares of our common stock.

We are in a capital-intensive business and we do not have sufficient funds to finance the growth of our business without issuing additional securities beyond the shares to be sold in this offering, resulting in the dilution of the ownership interests of holders of our common stock. We are currently authorized to issue 100,000,000 shares of common stock and 10,000,000 shares of Preferred Stock. Additionally, the Board may subsequently approve increases in authorized common stock or Preferred Stock. The potential issuance of such additional shares of common or Preferred Stock or convertible debt may create downward pressure on the trading price of our common stock once and if a public market for our stock is established. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in future public offerings or private placements for capital-raising purposes or for other business purposes. The future issuance of a substantial number of common shares into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common shares. A decline in the price of our common shares could make it more difficult to raise funds through future offerings of our common shares or securities convertible into common shares.

Our certificate of incorporation allows for our board of directors to create new series of Preferred Stock without further approval by our stockholders, which could have an anti-takeover effect and could adversely affect holders of our common stock.

Our authorized capital includes Preferred Stock issuable in one or more series. Our board has the authority to issue Preferred Stock and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of those shares without any further vote or action by stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of additional Preferred Stock, while providing desirable flexibility in connection with possible financings and acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the voting power of our outstanding voting securities, which could deprive our holders of common stock of a premium that they might otherwise realize in connection with a proposed acquisition of our company.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

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If and when a trading market for our securities develops, the market price of such securities is still likely to be highly volatile and subject to wide fluctuations, and you may be unable to sell your securities at or above the price at which you acquired them.

The stock market in general and the markets for smaller companies in particular have experienced extreme volatility that may be unrelated to the operating performance of particular companies. Once and if our common shares become publicly traded, the market price for our securities may be influenced by many factors that are beyond our control.

The trading price of our shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. These factors, among others, could harm the value of your investment in our securities. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Anti-Takeover Provisions

We are a Delaware corporation and its anti-takeover provisions may also in the future discourage, delay or prevent a change in control. Our certificate of incorporation and bylaws preclude cumulative voting for directors, and have other provisions which may discourage, delay or prevent a change in our management or control. This is despite the possibility that a majority of common stockholders might consider favorable a change in our management and control.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts.

Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. These statements may be found under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products, market acceptance, future performance or results of current and anticipated products, sales efforts, expenses, and the outcome of contingencies such as legal proceedings and financial results.

Examples of forward-looking statements in this prospectus include, but are not limited to, our expectations regarding our business strategy, business prospects, operating results, operating expenses, working capital, liquidity and capital expenditure requirements. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, terms and availability of components, pricing levels, the timing and cost of capital expenditures, competitive conditions and general economic conditions. These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

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Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

●	Failure of future market acceptance of our esports products and services;

●	Increased levels of competition;

●	Changes in political, economic or regulatory conditions generally and in the markets in which we operate;

●	Our ability to retain and attract senior management and other key employees;

●

Our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company; and

●	Other risks, including those described in the “Risk Factors” discussion and elsewhere in this prospectus.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this prospectus are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to publicly update any of them in light of new information, future events, or otherwise.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, statistical data and other information concerning our industry, market and competitive position from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived.

In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that the gross proceeds to us from the sale of the shares that we are offering will be approximately $5,600,000, based upon the initial public offering price of $4.00 per share (which is the low point of the estimated offering price range set forth on the cover page of this prospectus), assuming no over-allotment of shares are sold. On this basis, we estimate that the net proceeds, after deducting the underwriters’ $560,000 discount, the $112,000 non-accountable cost allowance and the payment of an estimated $300,000 in offering expenses, will be approximately $4,980,000. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds on this basis will be approximately $5,772,000.

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We intend to use the net proceeds in the first two years as follows:

	($000s)
Offering
Gross Proceeds*	$6,000	100%
Less: Underwriting Discount	(600)	-10%
Less: Underwriters’ Non-Accountable Reimbursement	(120)	-2%
Less: Estimated Incremental Expenses of the offering for which we are responsible ($300)	(300)	-5%
Net Proceeds	4,980	83%

Operating Expenses

Events Organization and Operation	600	10%
Marketing and Advertising	160	3%
Obtaining Contracts with Universities	150	3%
Pixel Agreement for Core Platform development*	800	13%
Data Marketing Agreement	200	3%
Consulting Agreements **	740	12%
Total Operating Expenses	2650	44%

Sales, General & Administrative Expenses
Retention of additional staff in Pakistan	300	5%
US Corporate Expenses	300	5%
Pakistan Operating Expenses	1,100	18%
Total SG&A	1,700	28%

Total Operating, SG&A Expenses	4,350	72%

Other Uses
Acquisition of Game Developer	300	5%
Loan Repayment	260	4%
Total Other Uses	560	9%

General Working Capital	90	2%

Total Uses	$6,000	100%

*  The agreement provides for up to $1,200,000 in fees over two years; this estimate assumes that only $800,000 will be required during the next two years.

** Includes consulting agreements with Face Rebel, LLC, Spivak Management Inc., and Kurt Warner.  See “Business – Material Agreements.”

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We believe the net proceeds of this offering will be sufficient to meet our cash, operational and liquidity requirements for approximately 24 months.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, our management will have broad discretion in the application of these proceeds. Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term investments such as money market funds, commercial paper, U.S. treasury bills and similar securities investments pending their use.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, for use in our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2021 on:

●	An actual basis; and
●

A pro forma reflecting the sale of 1,500,000 shares of our common stock in this offering, based on a public offering price of $4.00, (which is the low point of the estimated offering price range set forth on the cover page of this prospectus) and our receipt of the estimated $4,980,000 in net proceeds from this offering, after deducting the underwriter’s discounts and non-accountable cost allowance and estimated offering expenses payable by us.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, and our financial statements and the related notes appearing elsewhere in this prospectus.

	Actual Dec 31, 2022	Pro Forma After the Public Offering
Cash and cash equivalents	$90,277	$4,718,277

Stockholders’ equity:
Preferred Stock, $0.0001 par value: 10,000,000 authorized, 0 shares issued and outstanding
common stock, $0.0001 par value: 100,000,000 shares authorized, actual and pro forma; 23,879,319 shares issued and outstanding, actual and 25,379,319 shares issued and outstanding, pro forma	$2,388	$2,528
Additional paid-in capital	$541,819	$5,529,819
Accumulated deficit	$(311,632)	$(311,632)
Total stockholders’ equity	$232,575	$5,220,715
Total capitalization	$232,575	$5,220,715

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DILUTION

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of December 31, 2022, our net tangible book value was $232,575 or $0.01 per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 1,500,000 shares of common stock in this offering at the offering price of $4.00 per share, (which is the low point of the price range set forth on the cover page of this prospectus), and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to December 31, 2022, our pro forma net tangible book value would have been $0.21 per share. This represents an immediate increase in pro forma net tangible book value of $0.20 per share to our existing stockholders and immediate dilution of $3.79 per share to new investors purchasing shares at the proposed public offering price.

The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of December 31, 2022 on this basis:

Assumed initial public offering price per share	$4.00
Net tangible book value per share at December 31, 2022	$.01
Increase in net tangible book value per share to the existing stockholders attributable to this offering	$.20
Adjusted net tangible book value per share after this offering	$.21
Dilution in net tangible book value per share to new investors	$3.79

The following table sets forth, as of December 31, 2022, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at the estimated public offering price as described above:

	Shares Purchased				Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	23,879,319	94.1%	$232,575	3.73%	$.01
Investors purchasing shares in this offering	1,500,000	5.9%	$6,000,000	96.27%	$4.00
Total	25,379,319	100.00%	$6,232,575	100.00%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

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 Overview

We are a development-stage interactive esports event promotion and product marketing company, founded in November 2021. Our initial focus is on creating college, inter-college, inter-university and professional esports events for men’s and women’s teams, particularly esports opportunities involving colleges and universities in Pakistan.  Though creating sports opportunities involving colleges and universities in Pakistan likely will remain our primary focus for at least 12 months, thereafter, over time, we intend to expand the range of our esports offerings, expand to other markets and eventually consider live sports. We will endeavor to integrate competitive events that include our teams and leagues with regional and global teams and leagues sponsored by others, including companies formed by certain of our stockholders to promote sports, including esports, in other countries.  We conduct our operations in Pakistan through K2 Gamer, which we expect to become our 90% owned subsidiary within March or April 2023, and ESP, the affiliate of K2 Gamer with whom K2 Gamer has an assignment and consulting agreement.

From inception in November 2021 through the present date, we have focused on having K2 Gamer and/or ESP enter into agreements with universities to undertake esports tournaments endorsed by the universities in which their students will participate, and for which the universities will provide marketing support, building the necessary infrastructure for our business, and conducting initial tournaments.  The purpose of our initial tournaments was to refine our logistics and technology, demonstrate competence to universities, and provide a showcase to potential marketing partners, advertisers and other sponsors. We did not generate any income during this period.  Our expenses during this period totaled $311,632, including approximately $31,000 to support the organization of esports events in Pakistan, $203,000 in advisor fees, $10,000 in legal fees, $1,000 in bank fees, $47,000 in audit and accounting fees, and $20,000 in other expenses.  No revenue was generated during this period.

In 2023, we anticipate that we will organize or co-organize approximately 18 or more tournaments.  By the latter half of the year, we intend to commence solicitation of marketing partners, advertisers and other sponsors, with the goal of thereafter beginning to generate revenue.  There is no assurance that we will succeed in this endeavor, or that revenues will exceed the cost of the tournaments, or generate a profit, taking into account our selling, general and administrative expenses.

Liquidity and Capital

A summary and discussion of our cash flow for the period from inception to December 31, 2021 and for the year ended December 31, 2022:

	Inception Through December 31, 2021 (Audited) Total		January 1 Through Dec 31, 2022 (Audited) Total
Opening Balance	$-		$0
Cash Raised	$-		$543,502
Bank Charges	$(0)		$(1,125)
Legal Fees and Advisors’ Fees	$(0)		$(213,272)
Trademark Legal Fees	$(	)	$-
Auditing Fees	$(	)	$(47,000)
Offering Costs	$(	)	$(162,031)
Event Operating Expenses in Pakistan	$(	)	$(20,097)
Other Expenses	$-		$(9,700)
Total Expenses	$(	)	$(453,225)
Balance	$-		$90,277

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We spent $0 in operating activities during the six-week period from inception (November 23, 2021) to December 31, 2021. We spent $453,225 during 2022. This mostly consisted of legal and consulting fees relating to the incorporation of the Company, and legal and underwriting fees relating to the preparation of the registration statement and prospectus and funding of our activities in Pakistan.

We have not engaged in any investing activities.

We secured $542,000 from a private placement during the summer and fall of 2022 from the private sale of common stock to early-stage investors.

Cash Resources and Going Concern

We had no revenue-generating operations from which we generated revenues through December 31, 2022. To date, our operations have been financed by the private sales of our equity securities.  We intend to secure funding from this offering, and in the future may seek additional funding from private placements or public offerings of debt or equity.  There can be no assurance as to the success, size or pricing of any such financings. We will be required to fund our operations, in whole or in part, by securing equity or debt financing until such time as we can successfully build out our business to the point where it experiences positive cash flow from operations. When acquiring e-Game developers, technology, software and hardware, and in retention of additional employees and consultants, we may elect to issue restricted common shares rather than cash in order to conserve our cash.

At December 31, 2022, we had $232,575 in working capital. In February 2023 we obtained a $260,000 loan from SII, which loan bears 8% simple interest per annum and is due on the earlier of after the completion of this offering or December 31, 2023.  Our continuing operations are dependent upon obtaining necessary financing to meet our commitments as they come due and to finance future development and implementation of our business.

The Company expects that it will operate at a loss for the foreseeable future.  The Company anticipates that the proceeds of this offering will fund our capital requirements for the next 24 months (see “Use of Proceeds”) and that our current cash and cash equivalents plus the proceeds from this offering, and any revenues we generate during this period, will be sufficient for us to develop and implement our business plan sufficiently to reach at least cash breakeven by the end of that period, including sufficient revenues by that time to fund our currently anticipated operating costs. There can be no assurance the Company will achieve the foregoing goal and, in any event, we anticipate that it would be required to raise additional funds through public or private equity financings in the future to expand our business. Should such financing not be available in that time-frame, we might be required to reduce our activities.

There is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets. See “Risk Factors.” Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and depending upon our performance and expenses, could cast uncertainty on our ability to continue as a going concern. The amount of funds to be raised and the terms of any proposed equity or debt financing that may be undertaken will be negotiated by management as opportunities may arise to secure funds. Specific plans related to the use of proceeds from such financings, if any, will be developed at the time of such financings.

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BUSINESS

Overview

Gamer Pakistan, Inc. (together with its proposed subsidiary, “GAMER”, or the “Company”) was organized on November 23, 2021 as an interactive esports event promotion and product marketing company. We conduct our operations in Pakistan through K2 Gamer (PVT) Ltd., a corporation formed under the laws of Pakistan (“K2 Gamer”), and Elite Sports Pakistan Pvt. Ltd, a company duly incorporated under the laws of Pakistan (“ESP”).  Pursuant to agreements with the three owners of K2 Gamer, we will acquire 90% ownership of K2Gamer upon satisfaction of the requirements of the Securities and Exchange Commission of Pakistan for such transfer.  Such approval is expected to be obtained during March or April of 2023.  While it is expected that the transfer will be approved, if for some reason such approval is not obtained we will seek to obtain a Pakistani subsidiary by some other means.  There can be no assurance that we will obtain approval to acquire 90% of K2 Gamer or control of another Pakistani company, in which event purchasers of our stock may lose some or all of their investment.  See “Risk Factors.”  Nevertheless, for purposes of this prospectus, we have assumed,  except where otherwise stated, that K2 Gamer is our subsidiary.

As a result of the assignment to K2 Gamer by ESP of all of its rights with respect to the exploitation of sports and esports, ESP is an affiliate of K2 Gamer and, upon the consummation of our transaction with K2 Gamer, will be our affiliate.

Our initial focus is on creating college, inter-university and professional esports events for both men’s and women’s teams, particularly esports opportunities with colleges and universities in Pakistan.  Though the foregoing likely will remain our focus for at least 12 months, thereafter, over time, we intend to expand the range of our esports offerings, expand to other markets and eventually consider live sports.

The Government of Pakistan’s 2021-22 Pakistan Economic Survey estimated that from 2020-21 there were approximately 500,000 students enrolled in technical and vocational education, approximately 760,000 in degree-awarding colleges, and 1.96 million students in universities.26

The Inter University Consortium for Promotion of Social Sciences (“IUCPSS”) is the first ever educational consortium among Pakistani higher education institutes. IUCPSS has approximately 96 of Pakistan’s universities as members out of the approximately 186 universities found in Pakistan.   In 2022 IUCPSS entered into a 10-year renewable agreement with ESP pursuant to which ESP was exclusively granted during the term all rights for exploitation and monetization of sports and esports; ESP has assigned such rights to K2 Gamer and assists K2 Gamer in connection therewith.  See “Business – Material Agreements.”  From December 2021 through December 2022, GAMER and ESP have organized and conducted 18 university esports tournaments, with each involving between eight and 48 teams.  More tournaments are scheduled for 2023.

Management believes that GAMER is the first company specifically focused on esports in Pakistan to seek a public listing in the United States.

The Esports Industry

Esports are the competitive playing of video games by amateur and professional teams or individuals for cash and other prizes. Esports typically take the form of organized, multiplayer video games that include real-time strategy and competition, including virtual fights, first-person shooter and multiplayer online battle arena games. The games are played on dedicated hardware (consoles), personal computers (PCs), or a range of mobile devices including smart phones and tablets.  Unlike games of chance or luck, esports are defined as competitive games of skill, timing, knowledge, experience, practice, attention and teamwork.  Tournaments can be held using consoles, PCs, mobile devices, or a combination of the foregoing.  Competitors participate at large in-person events, small in-person events and virtually from home or computer cafes.

Online esports tournament play consists of two or more people playing against each other in a game from their mobile devices or computers, where such players do not necessarily have to be playing in real time. These events can be held over the course of a day, a week or even a month and the winner will be the one with the top score or the fastest time at the conclusion of the event.

_____________________________________

[26]	https://www.trade.gov/country-commercial-guides/pakistan-education.

30

According to Statista, the global esports market revenue was estimated to be approximately $1.14 billion in 2021 and is projected to grow to $1.87 billion by 2025.27   Tournaments, ranked play and matchups encourage continuous and repeat game play as players compete to earn status, cash and virtual rewards and prizes. Creating a global community with competitive game play through an esports platform enables gamers to connect and play together, creating a community that is intended to maintain player loyalty.

Real Money Games: Skill or Chance

So-called real money esports games let players win cash. They are either games of skill or games of chance. Skill games determine the reward based on the player’s knowledge, practice, attention and experience. In games of chance, the outcome is based on luck.

Cash-based tournaments involving games of skill normally are not considered gambling because the generally accepted definition of gambling involves three specific things: (1) the award of a prize, (2) paid-in consideration (meaning entrants pay to compete) and (3) an outcome determined on the basis of chance.

We anticipate that many of our esports games will permit players and teams to play against each other with prize money distributed to the last remaining competitors as cash prizes.

We currently offer users esports play in a tournament setting, and intend to expand to a wide selection of video games of skill to be played online for real prizes by individuals or teams and in major tournaments. Cash prizes or scholarships may be awarded to universities, university teams or individual players in the formats and platforms we promote and develop for universities. In all cases winning will be based on established multi-player games that are won or lost on the players’ abilities, quick responses, teamwork, experience and playing skills. As a result, we do not believe our mobile esports games will deemed games of chance or constitute gambling in most jurisdictions, under current laws, but laws may change and/or regulatory authorities may disagree with our conclusions. We intend to adhere to the any legal guidelines in each jurisdiction where an award of cash prizes or merchandise to winning players is involved.

Mobile Esports Market

The mobile esports market has boomed in recent years and is expected to continue.28  According to estimates, the mobile esports market worldwide is expected to grow to almost $115 billion by 2025. 29  The growth in mobile esports, and in mobile gaming in general, is due in part to the COVID-19 pandemic but also to the significant technological advances in cell phones, which now can contain the power of a PC or laptop.30

Historically, the region’s poor online infrastructure has made it difficult for players to gain broad access to the largest personal computer-oriented esports platforms, such as LoL (League of Legends), Overwatch and CS:GO (Counter Strike: Global Offensive). Now, however, there is increasing wide broadband access and lower access costs.  Mobile cellular subscriptions have grown at an astounding rate in Pakistan, with 79.51% of the inhabitants having a mobile cellular subscription in 2020 compared to only 0.22% in 2000.31  Approximately 36.8 million persons in Pakistan have been estimated to play video games in 2022, and the number is expected to increase to 50.9 million by 2026.32

Indeed, it has been stated that Pakistan has a “mobile-first gaming market” in which cell phones are the primary mode for gaming rather than consoles or computers. 33

The Esports Market in Pakistan

The Pakistan market for esports, and particularly university esports events in Pakistan, represent, in management’s opinion, one of the largest and fastest growing esports markets in the world.  Fawad A. Chaudhary, then Pakistan’s Minister of Science and Technology, referred to esports as a “new sensation in Pakistan.” 34  Pakistan is the fifth most populous country in the world, with a current population estimated to be approximately 231,000,000 persons. 35  The median age in Pakistan is 22.8 years, and 35.1% of the population is urban (77,437,729). 36  Mobile cellular subscriptions have grown at an astounding rate in Pakistan, with 79.51% of the inhabitants having a mobile cellular subscription in 2020 compared to only 0.22% in 2000. 37  Approximately 36.8 million persons in Pakistan have been estimated to play video games in 2022, and the number is expected to increase to 50.9 million by 2026.38

This growth is driven by an increase in disposable income, changes in demographics as cities attract more people from the rural areas and the rural areas develop economically, the entry of foreign investors, the liberalization of foreign investment policies and the government’s concerns about Pakistan’s global competitiveness. Pakistan offers global investors a rapidly-expanding middle class of enthusiastic consumers, an improving infrastructure and a young, well-educated, motivated labor force.

____________________________________

[27]	https://www.statista.com/statistics/490522/global-esports-market-revenue.
[28]	https://www.statista.com/topics/8199/mobile-esports.
[29]	https://www.statista.com/statistics/1175007/mobile-esports-region-revenue.
[30]	https://www.transperfect.com/blog/growth-mobile-esports-2022-and-what-it-means-developers.
[31]	https://www.statista.com/statistics/510531/mobile-cellular-subscriptions-per-100-inhabitants-in-pakistan.
[32]	https://www. techdad.pk/total-number-of-gamers-in-pakistan-is-estimated-to-be-36-8-million16-of-population.
[33]	https://www.dawn.com/news/1719246.
[34]	https://www.paradigmshift.com.pk/esports-industry-pakistan.
[35]	https://www.worldometers.info/world-population/pakistan-population/
[36]	Id.
[37]	https://www.statista.com/statistics/510531/mobile-cellular-subscriptions-per-100-inhabitants-in-pakistan.
[38]	See https://intenta.digital/gaming-industry/video-game-industry-pakistan; https://www. techdad.pk/total-number-of-gamers-in-pakistan-is-estimated-to-be-36-8-million16-of-population/

31

32

ESP - MUL
PRESENTS
ALL PAKISTAN INTERVARSITY ESPORTS NATIONAL CHAMPIONSHIP 2022
ELITE SPORTS PAKISTAN
RS 100,000/-
ONE LAKH RUPEES
WINNER

ESP - MUL
PRESENTS
ALL PAKISTAN INTERVARSITY ESPORTS NATIONAL CHAMPIONSHIP 2022
ELITE SPORTS PAKISTAN
RS 75,000/-
SEVENTY FIVE THOUSAND RUPEES
RUNNER UP

ESP - MUL
PRESENTS
ALL PAKISTAN INTERVARSITY ESPORTS NATIONAL CHAMPIONSHIP 2022
ELITE SPORTS PAKISTAN
RS 50,000/-
FIFTY THOUSAND RUPEES

ESP - MUL
PRESENTS
ELITE SPORTS PAKISTAN
ONE LAKH RUPEES
WINNER

ESP
ESP - MUL
PRESENTS

“Winners Circle”:  Esports teams display their winnings at the Gamer Pakistan “All Pakistan Intervarsity National Esports Championship”  held at MINHAJ University Lahore (MUL) on June 30 through July 1, 2022.

33

There are three types of video games played in Pakistan. The real money games charge entry fees from players and depend on these fees for revenue. Both Pakistan-developed games and foreign games are available in this category, and they include poker, slots and jackpot games.

The second category includes casual games which have a wide audience and depend on advertising revenue. These games include Teen Patti (“Three Cards” in English, a gambling card game) and Minecraft.

The third type is the organized, multi-player video games that may be played with teams. It is in this category that GAMER currently operates, and will expand operations, organizing an ever-increasing number of university events to be played on PC’s & mobile phones.

Pakistan already features established esports traditions and university sports rivalries. Furthermore, the demographics of the Pakistani university students (educated, proficient in technology and social media, often middle class or sufficiently affluent to afford mobile phones, data consumption charges and game subscriptions, and are 18-24 years old) are an almost-exact profile of the primary esports players in the other markets that have grown rapidly, including China, the U.S. and South Korea. Globally, the percentage of women who play was estimated at 35% in 2019. 39   In Pakistan, women are already competitive esports participants40 and women’s teams have competed in GAMER’s events.

Pakistan’s then Federal Minister for Science and Technology, Fawad Hussain, declared in 2020 that a memorandum has been signed between the Pakistan Sports Board and the Pakistan Science Foundation that will see esports receive a “regular sports” status. The memorandum subsequently was signed.  He encouraged those with an interest in video games, tweeting “If you are interested in video games, get ready and new opportunities are waiting for you.”  He also announced that the ministry would be offering certifications in animation and game development in institutes across the country to encourage the youth to be part of the industry.41

The recent trends show Pakistani youth attraction towards the esports industry that is considered as new Hollywood due to the sponsorship and organizations involved in it, said a study published during Covid-19 lockdown in 2020.

The research journal focusing on market trends “Market Watch” narrated that following the footsteps of Europe and American markets, Pakistani youth are thrilled to add esports culture to the Pakistani market. 42  The huge esports audience in Pakistan has drawn leading global brands to invest heavily in esports, with projected growth in 2021 expected to outpace 2020.43

Pakistan's middle class consumer population is among the fastest growing in the world. 44   As an example: Pakistan's total car sales were estimated to have increased  by 90% year-on-year to 238,000 units in fiscal year 2020-21, stated a report released by Topline Securities.45

__________________________________________

[39]	https://www.msnbc.com/know-your-value/esports-industry-booming-it-s-seeking-female-applicants-n1143406
[40]

See, e.g., https://pk.ign.com/pc/185507/interview/a-female-trailblazer-in-pakistans-professional-gaming-scene-in-conversation-with-mythica, with respect to Ayesha Samman aka Mythica, one of the top Valorant players in Pakistan.

[41]	https://europeangaming.eu/portal/compliance-updates/2021/01/19/84871/pakistan-to-recognise-esports-as-regular-sports/
[42]	https://dailytimes.com.pk/810974/pakistani-esports-market-gains-promising-momentum/
[43]	Id.
[44]	https://defence.pk/pdf/threads/pakistans-middle-class-consumer-population-among-worlds-fastest-growing.649762.
[45]	https://tribune.com.pk/story/2310365/car-sales-skyrocket-90-in-fy21.

34

OUR MARKETING PLAN

The rapid growth of esports and mobile applications in Pakistan create an opportunity for us to expand our business. Initially, while continuing to use the current tournament structure, we plan to license and utilize existing technology platforms to increase our esports business, thereby avoiding the expense and risk of developing our own technology. Our principal revenue sources will continue to be sponsorships, advertising, event registration fees and the sale of merchandise that includes our trademarks and the logos and other trademarks of university teams that compete on our platforms.

Our strategy is to differentiate our Company as the go-to platform for university esports enthusiasts and to create increasingly exciting events for large audiences with state-of-the-art video coverage and interactive options for players and fans in South Asia and the Pakistani diaspora. We plan to acquire esports game developers and to introduce our own esports games for certain tournaments to further differentiate ourselves from our competitors.  We plan to create revenue from project content, merchandising and licensing of brand elements, name and likeness games in addition to ss rights and similar rights.

The esports events we have held or are currently planning include the following:

●	Open tournaments to create awareness;

●	Intra-university tournaments;

●	Rivalry inter-university tournaments;

●	Conference and divisional championship tournaments;

●	National university championships; and

●	International friendlies.

We also plan to position GAMER as one of the primary channels for game development companies to launch new mobile esports games for the Pakistan and South Asian markets, with the expectation we can negotiate sharing arrangements covering new game revenue streams with these companies in exchange for their access to our players.

35

If we contract with affiliate marketing partners, they will likely be paid fees based on the net player profits that the affiliate partners generate through their client base or fan base, depending upon the system they employ. Instead of directly incurring significant costs related to online advertising, which must be paid in advance, this system allows us to spend fewer resources on advertising directly because our affiliate partners market to their client or fan bases for us.

Our first-mover advantages in the university segment of the esports market in Pakistan is significant. Gamer is the 1st company in the history of Pakistan to host and complete a University Esports Championship.

HOW ESPORTS WILL GENERATE REVENUES

The revenue stream for esports includes naming and media rights, in-app purchases (including branded merchandise), pay-per-download, subscriptions, in-app advertisements, incentive-based advertising, event advertising and sponsorships, event admission fees, team entry fees, ticket fees for streamed events (pay-per-download), game and hardware manufacturers’ sponsorship and revenue from streaming (advertising, sponsorships and subscriptions).

Of these segments, media rights are currently growing faster than the other segments in the esports market. Sponsorships and advertising account for most of the traditional revenues. Manufacturers of gaming equipment and accessories are usually the largest source of the sponsorship revenue, and sponsorship has been a long-term recurring revenue stream for many esports companies. Globally, broadcast and streaming revenue is still relatively underdeveloped as broadcasters look for esports content with the widest demographic appeal. ESPN, Disney and ABC are involved in television broadcasts of the esports events, and Twitch, YouTube and Facebook have become important streaming platforms.

We expect to generate revenues for GAMER from registration fees, and add as revenue sources admission fees to venues, sponsorships, advertising, license fees for content, and from shared royalties from the sale of GAMER event-specific merchandise. As we build brands, we plan to generate revenue by licensing the use of Brand Elements, name and likeness rights and similar rights in our games and in players.

Event organizers typically collect a tournament fee from each player or team in the tournaments, and from these funds cash prizes are paid. Tournament expenses are also paid out of these funds. Organizers also collect a tournament sponsor’s fee (sponsor’s fees are typically 10% of total tournament entry fees).

In the future we intend to offer users a wide selection of video games of skill to be played online for real money to small groups and in major tournaments. Our tournament platform will also serve as a tool to help us determine which markets deliver the largest number of esports players. We believe using the tournament platform to penetrate the university market will allow us to grow our brand within the esports community and lead to lower customer-acquisition costs for our expanded social media platforms.

36

We envision our event participants will be an important part of our business. GAMER’s gamers will be educated, affluent and dedicated to mastering esports. It is for this reason GAMER believes that gamers are an attractive audience for game development companies that are looking for a large, organized and focused user group to serve as an easily-delivered market for launching new games and revenue-generating game enhancements. Many new games are offered as free-play, and the game development companies earn most of their revenue from additional downloadable content and game upgrades.

GAMER’s longer term business plan, subject to availability of capital and personnel, contemplates entering into the business of developing and owning teams and managing players. The National Basketball Association and Formula 1 own leagues, FIFA operates a major tournament and professional teams are owned by the Golden State Warriors, Galatasaray, PSG, SK Telecom, Asus and NetEase.46 According to Forbes Magazine, values for the top esports teams have risen considerably in the last few years. The top two global teams are valued over $300 million and have annual revenues of over $30 million.47

Management believes that GAMER will be able to promote and encourage game companies to introduce games and enhancements at GAMER events and use GAMER’s built-in user group both as a media lab and as a vibrant market for new products and enhancements. This may give GAMER an opportunity to share in some of the game development company revenue as a licensee or collaborator.

We also plan to expand into new geographic markets as capital is available and opportunities present themselves.

__________________________________________

[46]	Activate Consulting. https://activate.com/#outlook.
[47]	https://www.insiderintelligence.com/insights/esports-ecosystem-market-report/. Another source states the revenue is over $24 million.

37

LIST OF OUR PAST GAMER ESPORTS EVENTS

#	UNIVERSITY EVENT	CONFERENCE	DATE	No. of PARTICIPANTS

1	Khuzdar Interdepartment Esports Championship	South West Conference	24th December 2021	12 Teams/60 Players
2	LASBELA INTERDEPARTMENT Esports Championship	South West Conference	25th December 2021	16 Teams/80 Players
3	UniGDCFA-INTERCOLLEGIATE Esports Championship	South West Conference	28th December 2021	14 Teams/70 Players
4	TURBAT INTERDEPARTMENT Esports Championship	South Eastern Conference	15th February 2022	32 Teams
5	INU INTERDEPARTMENT Esports Championship 2022	North Conference	01 March 2022	20 Teams /110 Players
6	SIBBI INTERDEPARTMENT Esports Championship 2022	South West Conference	24 March 2022	-
7	Balochistan Agriculture College Interdepartment eSports Championship	South West Conference	7th May 2022	16 Teams /80 Players
8	Balochistan Provincial Intervarsity eSports Championship	South West Conference	24th June 2022	8 Universities / 16 teams
9	Western Capital Conference Esports Championship	Capital Conference	June 2022	8 Universities / 16 teams
10	Big Southern Conference Esports Championship	Southern Conference	June 2022	4 universities / 16 teams
11	North Eastern Kashmir Conference Esports Championship	N-E Kashmir Conference	June 2022	2 Universities / 8 teams
12	South Eastern Conference Esports Championship	South Eastern Conference	June 2022	3 Universities /12 Teams
13	Lahore East Conference Esports Championship	East Conference	June 2022	10 Universities / 32Teams
14	Lahore West Conference Esports Championship	West Conference	June 2022	10 Universities / 32 Teams
15	Mid-East Conference Esports Championship	Mid-East Conference	June 2022	4 universities / 16 teams
16	Gamer Pakistan National Intervarsity Esports Championship	8-Conferences All Pakistan	June/July 2022	8 universities / 16 teams
17	K2 Gamer Esports Championship BKUC INTERDEPARTMENT	North West Conference	28th September 2022	16 teams
18	K2 Gamer Esports Championship INU Peshawer Intervarsity	Western Conference	22nd October 2022	16 Teams
19	K2 Gamer National Esports Championship -Azad Jammu Kashmir	North East Conference	October/November 2022	12 Teams
20	K2 Gamer National Esports Championship - Islamabad	Eastern Capital Conference	October/November 2022	12 Teams
21	K2 Gamer National Esports Championship - Islamabad	Western Capital Conference	October/November 2022	12 Teams
22	K2 Gamer National Esports Championship - Balochistan	South Western Conference	October/November 2022	10 Teams
23	K2 Gamer National Esports Championship - Central Punjab	Mid Eastern Conference	October/November 2022	10 Teams
24	K2 Gamer National Esports Championship - Karachi	South Eastern Conference	October/November 2022	8 Teams
25	K2 Gamer National Esports Championship - Lahore	Lahore Eastern Conference	October/November 2022	12 Teams
26	K2 Gamer National Esports Championship - Karachi	All Pakistan	October/November 2022	16 Teams
27	K2 Gamer National Esports Championship - CSGO) LAN Event	All Pakistan-Balochistan	November	16 Teams
28	K2 Gamer All Pakistan Open National Esports (PubG) Championship 2022	All 16 Conferences	December	48 Teams

38

LIST OF OUR PLANNED GAMER ESPORTS EVENTS IN 2023

Event	University	Conference	No. of Participants
co organizing 6 esports intervarsity's national championship in association with FAST University Karachi	Fast University Karachi	Southern Conference	200 + teams & 1000+ players
K2 Gamer Sindh (Provincial) Intervarsity Call of Duty (Mobile) Championship	10 universities	Southern Conference	20 teams 100 players
K2 Gamer Balochistan (Provincial) Intervarsity Call of Duty (Mobile) Championship	10 universities	South West Conference	20 teams 100 players
K2 Gamer Punjab (Provincial) Intervarsity Call of Duty (Mobile) Championship	80 universities	Punjab Conferences	160 teams 800 players
K2 Gamer Islamabad (Provincial) Intervarsity Call of Duty (Mobile) Championship	20 universities	Capital Conferences	40 teams 200 players
K2 Gamer Khyber Pakhtunkhawa Provincial) Intervarsity Call of Duty (Mobile) Championship	25 universities	Western Conferences	50 teams 125 players
K2 Gamer-AJK (Provincial) Intervarsity Call of Duty (Mobile) Championship	08 universities	Kashmir Conference	16 teams 80 players
K2 Gamer (Gilgitbaltistan) Intervarsity Call of Duty (Mobile) Championship	04 universities	Northern Conference	08 teams 40 players
K2 Gamer National Intervarsity Call of Duty (Mobile) Championship 2023	32 universities	National	64 teams 320 players
K2 Gamer-All Pakistan (Call of Duty-Mobile) Azadi Cup Open Tournament	Open Tournament	National	100 teams 500 players
K2Gamer Pakistan VS. MoGo India Call of duty Championship	04 teams	International	04 teams 20 players
K2 Gamer Sindh (Provincial) Intervarsity Valorant (PC) Championship	10 universities	Southern Conferences	20 teams 100 players
K2 Gamer Punjab (Provincial) Intervarsity Valorant (PC) Championship	80 universities	Punjab Conferences	160 teams 800 players
K2 Gamer Balochistan (Provincial) Intervarsity Valorant (PC) Championship	10 universities	South West Conference	20 teams 100 players
K2 Gamer Khyber Pakhtunkhawa (Provincial) Intervarsity Valorant (PC) Championship	25 universities	Western Conferences	50 teams 125 players
K2 Gamer Islamabad (Provincial) Intervarsity Valorant (PC) Championship	20 universities	Capital Conferences	40 teams 200 players
K2 Gamer-AJK (Provincial) Intervarsity Valorant (PC) Championship	08 universities	Kashmir Conference	16 teams 80 players
K2 Gamer National Intervarsity Valorant (PC) Championship 2023	32 universities	National	64 teams 320 players
K2Gamer Pakistan VS. MoGo India Valorant (PC) Championship 2023	04 teams	International	04 teams 20 players

39

ESP-MEMBER PARTNER UNIVERSITIES

#	UNIVERSITY/Organization Name	AGREEMENT WITH	DATE	LOGO AGREEMENT SIGNED

1	IUCPSS	ESP	19th October 2019	19th October 2019
2	University of Management & Technology Lahore	ESP	14h April 2021	14h April 2021
3	University of Central Punjab	ESP	14h April 2021	14h April 2021
4	University of Lahore	ESP	14h April 2021	14h April 2021
5	Superior University Lahore	ESP	14h April 2021	14h April 2021
6	Islamia University Bahawalpur	ESP	17th June 2021	17th June 2021
7	University of Sargodha	ESP	16th July 2021	16th July 2021
8	University of Veterniray & Animal Sciences	ESP	16th July 2021	16th July 2021
9	Minhaj University Lahore	ESP	28th July 2021	28th July 2021
10	Abdul Wali Khan University Mardan	IUCPSS-ESP	28th September 2021	28th September 2021
11	UET-Khuzdar	ESP	1st October 2021	1st October 2021
12	Muhammad Nawaz Shareef University of Agriculture	IUCPSS-ESP	5th October 2021	5th October 2021
13	Khawaja Freed University of Engineering & Information Technology	IUCPSS-ESP	11th October 2021	11th October 2021
14	Muhammad Nawaz Sharif University of Engineering & Technology	IUCPSS-ESP	14th October 2021	14th October 2021
15	Lasbela University of Agriculture Water & Marine Sciences	ESP	9th November 2021	9th November 2021
16	University of Turbat	IUCPSS-ESP	15th November 2021	15th November 2021
17	university of Gawadar	IUCPSS-ESP	15th November 2021	15th November 2021
18	Iqra National University Peshawer	ESP	22nd, November 2021	22nd, November 2021
19	Iqra National University Swat	ESP	29th December 2021	29th December 2021
20	Mir Chaker Khan Rind University Sibi	ESP	13th October 2021	13th October 2021
21	Balochistan Agriculture College Quetta	ESP	10th February 2022	10th February 2022
22	Balochistan University of Information Technology, Engineering & Management Sciences	ESP	22ND, March 2022	22ND, March 2022
23	University of Balochistan	ESP	9th June 2022	9th June 2022
24	Mirpur University of Science & Technology AJK		5th July 2022	5th July 2022

40

The list of ESP-IUCPSS Member Universities follows:

#	UNIVERSITY/Organization Name	AGREEMENT WITH	DATE	LOGO AGREEMENT SIGNED
Federal Universities
1	COMSATS Institute of Information Technology	IUCPSS-ESP	15th October 2019	15th October 2019
2	Muslim Youth University	IUCPSS-ESP	15th October 2019	15th October 2019
3	University of Lahore	IUCPSS-ESP	15th October 2019	15th October 2019
4	Superior University Lahore	IUCPSS-ESP	15th October 2019	15th October 2019
5	Islamia University Bahawalpur	IUCPSS-ESP	15th October 2019	15th October 2019
6	University of Sargodha	IUCPSS-ESP	15th October 2019	15th October 2019
7	Bahria university Islamabad	IUCPSS-ESP	15th October 2019	15th October 2019
8	Ripah international university	IUCPSS-ESP	15th October 2019	15th October 2019
9	university of wah	IUCPSS-ESP	15th October 2019	15th October 2019
Universities of Balochistan
10	Sardar Bahadur Khan Women University	IUCPSS-ESP	15th October 2019	15th October 2019
11	University of Balochistan	IUCPSS-ESP	5th June 2022	5th June 2022
12	University of Turbat	IUCPSS-ESP	15th October 2019	15th October 2019
13	Al-Hamd Islamic University	IUCPSS-ESP	15th October 2019	15th October 2019
14	UET-Khuzdar	ESP	5th October 2021	5th October 2021
15	Lasbela University of Agriculture Water & Marine Sciences	ESP	10th October 2021	10th October 2021
16	Mir Chaker Khan Rind University Sibi	ESP	13th October 2021	13th October 2021
17	university of Gawadar	IUCPSS-ESP	3rd November 2021	3rd November 2021
18	Balochistan University of Information Technology, Engineering & Management Sciences	ESP	18th, March 2022	18th, March 2022
19	Balochistan Agriculture College Quetta	ESP	11th February 2022	11th February 2022
20	university of loralai	IUCPSS-ESP	15th October 2019	15th October 2019
Universities of Khyber Pakhtunkhwa
21	Abdul Wali Khan University Mardan	IUCPSS-ESP	15th October 2019	28th September 2021
22	Pak Austria Institute of Applied Sciences and Technology Mang	IUCPSS-ESP	15th October 2019	15th October 2019
23	Gomal University	IUCPSS-ESP	15th October 2019	15th October 2019
24	Institute of Management Sciences	IUCPSS-ESP	15th October 2019	15th October 2019
25	Preston University	IUCPSS-ESP	15th October 2019	15th October 2019
26	Shaheed Benazir Bhutto Women University	IUCPSS-ESP	15th October 2019	15th October 2019
27	The Islamia College, Peshawar	IUCPSS-ESP	15th October 2019	15th October 2019
28	University of Haripur	IUCPSS-ESP	15th October 2019	15th October 2019
29	University of Malakand	IUCPSS-ESP	15th October 2019	15th October 2019
30	KPK university of engineering and technology	IUCPSS-ESP	15th October 2019	15th October 2019
31	Iqra National University Peshawer	ESP	15th October 2019	15th October 2019
32	Bacha khan university	IUCPSS-ESP	15th October 2019	15th October 2019
33	Iqra National University Swat	ESP	15th October 2019	15th October 2019
Universities of Sindh
34	Benazir Bhutto Shaheed University Lyari	IUCPSS-ESP	15th October 2019	15th October 2019
35	Dadabhoy Institute of Higher Education	IUCPSS-ESP	15th October 2019	15th October 2019
36	Institute of Business Administration	IUCPSS-ESP	15th October 2019	15th October 2019
37	Iqra University	IUCPSS-ESP	15th October 2019	15th October 2019
38	Jinnah Sindh Medical University	IUCPSS-ESP	15th October 2019	15th October 2019
39	Newport Institute of Communications & Economics	IUCPSS-ESP	15th October 2019	15th October 2019
40	Preston University, Karachi	IUCPSS-ESP	15th October 2019	15th October 2019
41	Shah Abdul Latif University	IUCPSS-ESP	15th October 2019	15th October 2019
42	Shaheed Benazir Bhutto Dewan University	IUCPSS-ESP	15th October 2019	15th October 2019
43	Shaheed Zulfikar Ali Bhutto Institute of Science & Technology	IUCPSS-ESP	15th October 2019	15th October 2019
44	Sindh Madresatul Islam University	IUCPSS-ESP	15th October 2019	15th October 2019
45	Sir Syed University of Engineering & Technology	IUCPSS-ESP	15th October 2019	15th October 2019
46	University of Karachi	IUCPSS-ESP	15th October 2019	15th October 2019
47	University of Sindh	IUCPSS-ESP	15th October 2019	15th October 2019
48	Usman Institute of Engineering and Technology	IUCPSS-ESP	15th October 2019	15th October 2019
49	Agha khan university	IUCPSS-ESP	15th October 2019	15th October 2019
50	Habib university	IUCPSS-ESP	15th October 2019	15th October 2019
51	Isra university	IUCPSS-ESP	15th October 2019	15th October 2019

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Universities of Punjab
52	Bahauddin Zakariya University	IUCPSS-ESP	19th October 2019	19th October 2019
53	Government College University, Lahore	IUCPSS-ESP	15th October 2019	15th October 2019
54	Government College for Women University	IUCPSS-ESP	15th October 2019	15th October 2019
55	Government College for Women University, Sialkot	IUCPSS-ESP	15th October 2019	15th October 2019
56	Islamia University	IUCPSS-ESP	15th October 2019	15th October 2019
57	Khawaja Freed University of Engineering & Information Technology	IUCPSS-ESP	15th October 2019	11th October 2021
58	Lahore College for Women University	IUCPSS-ESP	15th October 2019	15th October 2019
59	Minhaj University	IUCPSS-ESP	15th October 2019	15th October 2019
60	Muhammad Nawaz Shareef University of Agriculture	IUCPSS-ESP	5th October 2021	5th October 2021
61	Muhammad Nawaz Sharif University of Engineering & Technology	IUCPSS-ESP	15th October 2019	14th October 2021
62	The Women University	IUCPSS-ESP	15th October 2019	15th October 2019
63	University of Education	IUCPSS-ESP	15th October 2019	15th October 2019
64	University of Engineering & Technology	IUCPSS-ESP	15th October 2019	15th October 2019
65	University of Gujrat	IUCPSS-ESP	15th October 2019	15th October 2019
66	University of Lahore	IUCPSS-ESP	15th October 2019	15th October 2019
67	University of Sialkot, Sialkot	IUCPSS-ESP	15th October 2019	15th October 2019
68	Superior University	IUCPSS-ESP	15th October 2019	15th October 2019
69	COMSATS Institute of Information Technology, Lahore	IUCPSS-ESP	15th October 2019	15th October 2019
70	COMSATS Institute of Information Technology, Vehari	IUCPSS-ESP	15th October 2019	15th October 2019
71	COMSATS Institute of Information Technology, Sahiwal	IUCPSS-ESP	15th October 2019	15th October 2019
72	University of Sahiwal	IUCPSS-ESP	15th October 2019	15th October 2019
73	Ghazi University	IUCPSS-ESP	15th October 2019	15th October 2019
74	Government Sadiq College Women University	IUCPSS-ESP	15th October 2019	15th October 2019
75	University of Punjab-Lahore	IUCPSS-ESP	15th October 2019	15th October 2019
76	University of Okara	IUCPSS-ESP	15th October 2019	15th October 2019
77	Hajvary University	IUCPSS-ESP	15th October 2019	15th October 2019
78	Government College university Fasilabad	IUCPSS-ESP	15th October 2019	15th October 2019
79	University of Mianwali	IUCPSS-ESP
80	Islamia University Bahawalpur	ESP	17th June 2021	17th June 2021
81	University of Management & Technology Lahore	ESP	14h April 2021	14h April 2021
82	University of Central Punjab	ESP	14h April 2021	14h April 2021
83	University of Lahore	ESP	14h April 2021	14h April 2021
84	Superior University Lahore	ESP	14h April 2021	14h April 2021
85	University of Sargodha	ESP	16th July 202	16th July 202
86	University of Veterniray & Animal Sciences	ESP	16th July 2021	16th July 2021
87	Mirpur University of Science & Technology AJK	ESP	5th July 2022	5th July 2022
88	Minhaj University Lahore	ESP	28th July 2021	28th July 2021
89	Abdul Wali Khan University Mardan	IUCPSS-ESP	15th October 2019	28th September 2021
90	Muhammad Nawaz Shareef University of Agriculture	IUCPSS-ESP	15th October 2019	5th October 2021
91	Muhammad Nawaz Sharif University of Engineering & Technology	IUCPSS-ESP	15th October 2019	14th October 2021
92	Khawaja Freed University of Engineering & Information Technology	IUCPSS-ESP	15th October 2019	11th October 2021
93	University of Balochistan	IUCPSS-ESP	5th June 2022	5th June 2022
94	University of Turbat	IUCPSS-ESP	15th October 2019	15th December 2021
95	university of Gawadar	IUCPSS-ESP	3rd November 2021	3rd November 2021

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COMPETITION

Given that we will operate in the entertainment and on-line esports industries, we consider any type of discretionary leisure and entertainment provider to be a competitor with respect to the consumers’ time and disposable income.

The Pakistan esports industry is fragmented and in its early stages of development, but it is becoming increasingly competitive.

With relatively low barriers to entry, new competitors may easily enter the esports video game tournament segment on which we are focused. The competitors may offer an equivalent or superior product to that of the Company. We expect the number of companies offering products and services in our market segment to increase. Most of our current competitors have far greater resources than we have.

Our Competitive Strengths

We believe the following differentiates us from our competitors:

●	We are focused initially on university esports in Pakistan, a market segment that has only just begun to be commercialized.

●	We have obtained a license to certain rights to promote and commercialize university esports programs in association with IUCPSS in Pakistan as well as and additional 18 individual Universities

●

We have a management team with some experience in university sports in Pakistan and India. This team introduced and organized the first competitive university esports events in India in 2017 and Pakistan in 2022.

TECHNOLOGY AND SERVICES REQUIRED

In order to conduct a tournament, we require internet gaming rooms where a match will be held.  Rooms can be rented by obtaining a “room card” from various sources online.  In addition, we must the select a streamer to provide the live and streaming of the esports event, a graphic designer to create branding and marketing materials for digital marketing and social media posts, a video editor to select the important play and make highlights of the event, adequate internet, either mobile phones for mobile esports tournaments or gaming computers, Xbox and/or playstations for LAN events, and casters to host and do commentary.  All of the above can be obtained without undue difficulty for each sponsored event.

INTELLECTUAL PROPERTY

GAMER is an entertainment company, not a technology company, and any technology required in connection with our business will be licensed or purchased from third parties, at least initially. In the event we develop technology in the future, this technology will be patented.

The trade secrets, copyrights and trademarks of the Company’s business, such as user lists, logos, names of events and other designs and images are or will be registered and defended as appropriate.

RESEARCH AND DEVELOPMENT

GAMER has not initiated any R&D and has no current plans to do so.

EMPLOYEES

As of December 31, 2022, GAMER and K2 Gamer had 7 full-time employees.  The employees in Pakistan work a majority of their time to organize events for our operations in Pakistan.  We are not a party to any collective bargaining agreement.

FACILITIES

Our corporate offices are in located in a virtual facility in Henderson, Nevada.  In addition, K2 Gamer and ESP have their corporate office in Pakistan at H. No. 53, Street No. 02, Block #, ASC Colony Nowshera-24100, Khyber Pakhtunkhwa, Pakistan.

Our employees and consultants mostly work remotely and typically do not require office space. We believe our facilities are sufficient to meet our current needs and that additional suitable space is available as and when needed at reasonable rates. We do not own any real property.

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GOVERNMENT REGULATION

We are subject to and must comply with various Pakistan and international sales, use, occupancy, value-added and other tax laws, rules and regulations which relate to our services and products, as in place in each Pakistan jurisdiction, and as interpreted by the applicable taxing authorities.

In addition, we may be subjected in the future to new laws adopted in one or more jurisdictions where we will be deemed to be doing business, which regulate esports and esports gaming, or sweep our esports gaming together with games of chance and forms of gambling which are then heavily regulated, taxed, or even outright banned.

We believe our esports games to be fairly defined as competitive games of skill, timing, knowledge, experience, practice, attention and teamwork, but not games of chance or luck. We believe that “cash-based” tournaments involving games of skill should not be considered gambling because the generally accepted definition of gambling involves three specific things: (i) the award of a prize, (ii) paid-in consideration (meaning entrants pay to compete) and (iii) an outcome determined on the basis of chance.

Currently there are no laws in Pakistan or in other countries in South Asia which preclude us from the organization, commercialization and promotion of our esports tournaments and events. We do not intend to offer any facility for players to wager on the outcome of the games or events.

But online gambling has gained significant scrutiny in Pakistan. Games of chance in Pakistan are considered gambling and are expressly prohibited.

We are also subject to various U.S. and other foreign laws and regulations that affect our ability to organize and operate our planned mobile esports business. These laws and regulations, particularly in foreign markets, are often subject to extensive and evolving regulations that could change based on political and social norms and/or that could be interpreted in ways that could negatively impact our business.

We will be subject to existing laws and regulations and likely new laws and regulations that address user privacy, pricing, online content regulation, taxation, information security, user privacy, and the characteristics and quality of online products and services.

We will have to comply with the Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws can result in severe criminal and civil sanctions and other penalties.

We also expect to deal with significant amounts electronic financial transactions in our operations and will be subject to various reporting and anti-money laundering regulations.

We may also be subject to laws and regulations directed toward the gambling industry in general and specifically to online gambling.

In order to establish and grow our business, we will adhere to the government laws and regulations and recognized licenses that are required.

LEGAL PROCEEDINGS

The Company is not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against the Company.

MATERIAL AGREEMENTS

The material agreements summarized below are attached as exhibits to the Registration Statement of which this prospectus is a part. Such summaries by necessity do not include all provisions of such agreements, but rather are intended to fairly present the terms and conditions we believe to be material from a business and operating perspective.

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Agreements to Purchase 90% of K2 Gamer

We have entered into agreements with the three owners of K2 Gamer to acquire 90% of K2Gamer upon approval of the transfer by the Securities and Exchange Commission of Pakistan.  The purchase price for the shares is 900,000 Rupees, or approximately $3,500 in U.S. dollars, representing the par value of such shares.  The three current owners of K2 Gamer are Muhammad Jamal Khan Qureshi, his wife Shifa Benish, and Anila Bashir, who is the wife of Muzammil Khan Wazeeri.  Messrs. Qureshi and Wazeeri will continue as officers as K2 Gamer upon the consummation of the transfer.  We expect the approval to be obtained during March or April of 2023.  Failure to obtain such approval could have a material adverse effect on the Company, resulting in the loss of some or even all of an investor’s investment in the Company.

ESP/IUCPPS Memorandum of Understanding

In April of 2022, ESP entered into a definitive Memorandum of Understanding (“MOU”) with IUCPSS with the intent to promote and monetize Pakistan university esports and other sports.  Pursuant to the MOU, IUCPSS granted to ESP the exclusive right during the term to exploit and monetize sports and esports, including esports games.  In addition to the on-air rights granted to ESP, IUCPSS also granted to it the right to monetize all other sponsorship rights in respect of esports games and events during the term.  In consideration for such rights, ESP must contribute the sum of one million rupees (approximately $4,400) each year The term is for ten years, with an automatic renewal of additional ten-year terms unless ESP gives notice that the term will not renew.  However, either party can terminate the MOU upon 30 days notice to the other.  ESP has the right to sublicense or assign its rights to an affiliate.

Assignment and Consulting Agreement Between ESP and K2 Gamer

Pursuant to an Assignment and Consulting Agreement effective as of January 1, 2022, ESP has assigned its rights under the MOU to K2 Gamer, but remains a holder of the rights.  Each of ESP and K2 Gamer is entitled to the rights and responsible for the obligations of ESP pursuant to the MOU, but any exercise of the rights or obligations by ESP is subject to the approval of K2 Gamer.  K2 Gamer has agreed to provide or cause to be provided funding necessary for the exploitation of rights and the engagement of employees and third parties authorized by K2 Gamer, as well as such compensation as is reasonably determined from time to time.  The agreement shall continue until the termination of the MOU.

Agreement with Face Rebel, LLC

On December 29, 2022,  GAMER entered into a consulting agreement with Face Rebel, LLC., to provide various services and support to GAMER, including creating marketing materials to promote GAMER and educate potential business partners about GAMER, research, copywriting, design & layout, photo color correction & manipulation, illustrations, revisions, and computer back-up of files. In addition, Face Rebel will assist GAMER’s IP attorney with the necessary materials to file US registrations and will assist outside vendors with artistic direction and files needed to complete their tasks. Final approved materials will be saved in PDF format to be distributed. Face Rebel will receive $16,000 per month.  The agreement will continue until the either party gives the other at least ten days’ prior written notice of termination or the death or total and permanent written notice to the other party.  Face Rebel’s CEO, Keith Fredriksen, is Secretary and a director of GAMER.

Memorandum of Understanding with Pixel Colony, LLC

In February of 2023 we entered into a Memorandum of Understanding with Pixel Colony, LLC pursuant to which Pixel will develop and maintain the GAMER Core Platform.  Pixel may utilize third party developers and hardware.  The development services provided by Pixel or any third parties utilized are not to exceed $1.3 million over a two-year period.  Either party can terminate the agreement for cause upon 30 days prior written notice, unless the cause is cured within 30 days.  Alexander Alexandrov, the CEO and co-founder of Pixel, will serve as Chief Technical Officer of GAMER on a part-time basis.

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Memorandum of Understanding with Nick Venezia

In February of 2023 we entered into a Letter of Intent with Nick Venezia and Social Media pursuant to which, subject to the negotiation and execution of a definitive agreement, we and they would form a new company (“Newco”) to design an implement data collection and evaluation, engine and platform focused on the Pakistan population.  Newco would be 80% owned by the Company and 20% owned by Mr. Venezia and Social Media, and the Company would make a financial commitment to Newco in the aggregate amount of $200,000, payable in four quarterly installments of $50,000 beginning upon the latter of when a definitive agreement is signed or the completion of this offering by the Company.  Mr. Venezia will serve as Chief Data Officer of the Company on a part-time basis.

Spivak Management Inc. Consulting Agreement

Pursuant to an agreement dated December 1, 2022, we have agreed to pay to Spivak Management Inc. (“SMI”) $240,000 for business consulting services previously rendered by SMI.  The amount is payable monthly beginning in January 2023 in an amount of $6,000 per month, subject to increase if another consultant to GAMER receives a greater monthly fee.  Furthermore, the entire balance will become due and payable within ten days after any class of GAMER securities becomes publicly traded.

Kurt Warner Consulting Agreement

In February 2023 we entered into an agreement with Kurt Warner for his assistance, as an officer, director or other position with the Company, as shall be mutually agreed, commencing on the first of the month after completion of this offering and continuing for two years for his services, Mr. Warner will receive $5,000 per month for two years, commencing upon completion of this offering.  Mr. Warner was inducted into the National Football League Hall of Fame with the class of 2017, and is one of our early investors. Kurt won two NFL MVP awards, one Super Bowl Championship with the St. Louis Rams in 2000 and led the Rams to another Super Bowl two years later and then led the Arizona Cardinals to their first Super Bowl at the end of the 2009 season. He also was named to the Pro Bowl four times.

Loan by SII

In February 2023 SII loaned $260,000 to the Company to enable the Company to pay costs primarily related to the structuring of the Company and to this offering.  The loan bears eight percent simple interest per annum.  Principal and interest are due at the earlier of (i) within thirty (30) days after the completion of this offering or (ii) December 31, 2023.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of December 31, 2022. Our officers are appointed by, and serve at the pleasure of, the Board of Directors.

Unless otherwise stated, the mailbox address of our directors and executive officers is in care of our company, 35 E Horizon Ridge Pkwy, Suite 110-481, Henderson, NV 89002–7906.

Name	Age	Position

James Knopf	58	CEO, President, Director
Hemant Jain	58	Chief Financial Officer
Keith Fredriksen	58	Secretary, Director
Sunday Zeller	55	Director
Michael Lang	62	Director
Marco Welch	68	Director
Muhammad Jamal Qureshi	41	CEO and Director, Gamer Pakistan
Muzammil Khan Wazeeri	41	President, Gamer Pakistan

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The following are biographical summaries of those individuals who serve as our executive officers and directors:

Jim Knopf, CEO, President, Director. Mr. Knopf, age 58, is an entertainment sales executive with over 25 years of experience negotiating and selling large-scale content distribution deals across multiple platforms (TV, digital, mobile and OTT).

For the past seven years Mr. Knopf has been the founder/CEO of his own entertainment and media consulting firm called Pinstripe Entertainment Consulting. The firm works with studios, networks and production companies to help monetize their content for broadcast television, cable TV, digital media, mobile and connected television (CTV and OTT). Mr. Knopf and his firm also worked with ESPN to produce the first-ever NCAA College Esports Championship in 2019 that was streamed on ESPN3. Mr. Knopf earned his BS in sports management from the University of Massachusetts and completed two semesters of his MBA at the University of Colorado.  He is a director of Mobile Global Esports, Inc.

Hemant Jain, CFO.  Mr. Jain, age 58, is the founder of Hemant & Co., Chartered Accountants, located in Mumbai.  Mr. Jain became a registered member of the Institute of Chartered Accountants, of India (member # 042528),  in 1989, the same year he founded Hemant & Co.  Hemant & Co (firm #103630W) has an extensive client base ranging from commercial organizations to service sector organizations. Hemant an ardent finance professional who is well versed in tax laws, commercial laws, company law, accounting and auditing standards, management Consultancy, information system audit, information system consulting, mergers and acquisitions, risk management, representative offices etc. and providing services to the wide spectrum of clientele of the firm. Hemant & Co has a competent pool of professionals like Company Secretaries , IT Professionals, Lawyers and Cost Accountants.

Keith Fredriksen, Secretary, Director.  Mr. Fredriksen, age 57, has created marketing materials that have assisted in raising over $207 million for start-up companies. Mr. Fredriksen co-founded SII in 2010 and continues as a director. Mr. Fredriksen also currently serves as a director for the only pro basketball league in India. Mr. Fredriksen has been directly involved in four successful Initial Public Offerings, (Quepasa.com, Inc., Orlando Predators Entertainment, Inc., Gum Tech International, Inc., later purchased by Wrigley Gum and in July 2022, Mobile Global Esports, Inc.). Mr. Fredriksen has over 32 years of experience in the Graphic Design field.

Sunday Zeller, Director. Ms. Zeller, age 55, has been a marketing consultant in branding and positioning start-up enterprises for over 23 years and has worked exclusively for the Company during the previous six years. Ms. Zeller co-founded Sports Industry of India in 2010 and continues as a director. Ms. Zeller also currently serves as a director for the only pro basketball league in India. From 2010 until May 2013, she served as its president. From the Company’s founding and until May 2013, Ms. Zeller also served as co-chief executive officer. SII has raised almost $40 million to develop sports in India. Ms. Zeller previously was the founder and a director of PeopleJar, Inc. and served PeopleJar as a Vice President from January 2007 through June 2008 and as President from June 2008 through June 2009. She graduated from Arizona State University with a Bachelor of Science degree in counseling.

Michael Lang, Director. Mr. Lang, age 62, was a Professional Basketball Player and has a wide range of experience in the business industry. Mr. Lang played for Mazda Auto in the Japan Basketball League as well as Grenoble in the France Professional Basketball League. From 1989 to 2009, Mr. Lang was the President of JML TRADING, Chicago. Mr. Lang was a Market maker in Short and Long Term Treasury products on the trading floor at the Chicago Mercantile Exchange and provided liquidity to buying/selling activities on the floor. In 2003, Mr. Lang Co-founded Kaleidoscope Secure Data Systems INC., Palatine, IL, which is an encryption and authentication software company. Mr. Lang Led the Company during time period leading from startup thru 2011 and led capital raising efforts of $1,000,000. Mr. Lang is currently the COO and is a Director of Kaleidoscope Secure Data Systems Inc.

Mr. Lange is also the Founder and Co-Chair of the James P. Lang Scholarship Fund, formed in 1999. The scholarship fund provides college tuition assistance to children from single parent homes. To date, the fund has raised over $650,000 for scholarships to over 75 deserving children. Mr. Lang holds a BS in Business/Marketing from Pennsylvania State University.

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Marco Welch, Director. Mr. Welch, age 68, has been the Chairman of Mobile Global Esports, Inc. since 2021.  Mr. Welch has over 30 years of investment banking experience and was the owner of the commodities firm, BD Alpha3 Corp., where he has served as a consultant for more than the past five years. As a specialist on the Chicago Stock Exchange, he held Series 3, 7 and 63 licenses. In addition, he was CMO for Cabrera Capital, where he marketed a $10 billion bond deal for the State of Illinois. This was the largest bond deal in the state’s history. Previously, he was CMO for Medtech Detect. Mr. Welch was classically trained at The Chicago Conservatory College.

Muhammad Jamal Qureshi, CEO and Director, Gamer Pakistan.  Mr. Qureshi, age 41, is the CEO and MD of Elite Football League Pakistan Pvt Ltd., a subsidiary of ESP.  He earned his BA in economics/political science from Peshawar University, a senior diploma and MSc in health and physical education from Gomal University, an MSc in economics from the University of Peshawar and an MBA from Northern University.  He has served on the Pakistan Rugby Union’s international tours and as an official of the Union at the Commonwealth Games in India.  He currently receives a salary of $2,000 per month, which will be increased after the completion of this offering to $6,000 per month.

Muzammil Khan Wazeeri, President, Gamer Pakistan.  Mr. Wazeeri, age 41, earned his M.A. in Physical education from Punjab University, Lahore. He holds his University degree from The Islamia University, Bahawalpur. He was a gold medal discuss winner at the All Pakistan University Championship, Peshawar, 2003. He was a member of the Pakistan Rugby Football Team. Mr. Wazeeri speaks Urdu, English, Punjabi, Pashtoo. He has worked for the Elite Football League of India since 2011.  He currently receives a salary of $1,000 per month, which will be increased after the completion of this offering to $4,500 per month.

Key Part-time Personnel

Alexander Alexandrov, Chief Technical Officer. Mr. Alexandrov is a Los-Angeles based director and cinematographer with a global clientele, including Lexus, Harley-Davidson, Ford, Land Rover Toyota, DeLorean, Tiffany, Vogue, Nikon, Sony, Nike SB, Columbia, UniQlo, Marc Jacobs, Alexander McQueen, Smirnoff, Beats by Dre, Amazon, Mercedes-Benz and many others. He has been self-employed as a director and cinematographer since 2008.  Several of these clients have focused their campaigns on esports events. Feature films in which Mr. Alexandrov was the director of photography have premiered at TIFF, Tribeca, SXSW and the LA Film Festival. Alexander Alexandrov earned a Bachelor of Science degree in Math and Computer Science Magna Cum Laude in 2003 from Alcorn State University. From 2003 through 2006, he developed a web IT system for Moveable Cubicle, which rented shipping containers and was headquartered in Youngsville, (Raleigh) North Carolina. In November, 2006 Alex founded PeopleJar Inc.  PeopleJar Inc. was a start-up software and website development company.

Nick Venezia, Chief Data Officer. Nicholas (Nick) Venezia has spent the last decade working with clients from various industries, including finance, government, technology, entertainment, non-profit, luxury, Fortune 500, Global 100, and more. Along the way, he has built digital assets that convert directly into increased profit margins. Nick uses complex scientific formulas and analytical mathematics to create unique algorithms and toolsets that guarantee revenue for his clients.  Nick is a mathematician, social data architect, and early contributor to digital-marketing teams at Twitter, LinkedIn, and Snapchat.  He is the founder and CEO of Social Outlier, and co-founder + Chief Data Officer at DeepPod.  Nick is a graduate of Loyola Marymount University and a CFA candidate. He began his career as a registered representative of the North American Securities Administrators Association (NASAA).

Board of Advisors

The Company maintains a Board of Advisors, whose members do not vote on Company matters, but lend advice to the Company’s Board of Directors and its Executive Officers. Members on its Advisory Board are as follows:

Kenin M. Spivak, Advisor. Mr. Spivak, age 64, has closed a broad range of complex transactions and led companies with operations in more than 30 countries, including serving as CEO of a NewsCorporation affiliate, and a wireless technology company, principal operating officer of a major studio (MGM/UA), and an officer and director of Merrill Lynch’s media and entertainment partnerships. He has significant experience in North America, Europe, India, Asia and the Middle East. Mr. Spivak is founder, chairman and chief executive officer of SMI Group LLC, a principal in, and advisor to, cross-border businesses. He also is chairman and chief executive officer of SMI Capital Markets LLC, an SEC-registered, FINRA-licensed U.S. broker-dealer engaged in investment banking activities, and chairman of companies engaged in biofuels, real estate and mineral financing. Mr. Spivak is a stockholder of, and advisor to, a number of companies affiliated with SII.  Mr. Spivak received an AB, MBA and law degrees from Columbia University, each with honors. Mr. Spivak is a U.S. citizen.

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David Pross, Advisor. Mr. Pross, age 69, has been CEO and Secretary of Mobile Global Esports, Inc. (“MOGO”) since April of 2021.  Mr. Pross is an international business development specialist with experience in consumer products and media. MOGO is his fourth new business initiative in India. For the last five years, and in fact from 2015, through April 2021, he has been employed by SII, first as vice president, business development, and then as a senior advisor, assisting the company in developing financial projections and business plans in India.

After earning an MA in Near Eastern Studies from the University of Michigan, he began his career as an assistant editor for an Arabic-language magazine and then worked as the editor of Middle East Business in New York. Then, after earning an MBA in finance/international business at New York University, he joined Pepsi-Cola USA, where he held several positions in the financial planning groups, including the mergers and acquisitions team. He then joined Pepsi-Cola International, where he had planning responsibility for the Middle East region and India. Following the government’s approval of Pepsi’s investment proposal, he was a manager in Pepsi’s Indian joint venture in New Delhi.

Following his assignment in India, Mr. Pross formed his own international business development firm. Clients included Pepsi in Bulgaria, Romania and Russia, Eastman Chemicals for a project in Belarus and Constar for a packaging project in Brazil. He joined RJ Reynolds International (a division of RJR Nabisco), based in Geneva, as a director of business development for the Middle East, Africa and South Asia. He led the company’s market entry initiative for the Indian market, which was the last major consumer market not yet developed by multinational tobacco companies. After the Indian government rejected RJRI’s initial proposal, he was able to gain the first and only new foreign investment in India’s tobacco industry in over 80 years. He served as general manager in India and was the joint venture’s managing director. Mr. Pross also opened the market in Pakistan for RJR International by creating a joint venture with a Karachi-based consumer products company and purchasing a manufacturing facility in Mardan, in the North-West Frontier Province, now known as Khyber Pakhtunkhwa.

Prior to earning his MA and MBA degrees, Mr. Pross earned his BA in political science/international relations from the College of Wooster and studied at the American University of Beirut. He has lived in Lahore, Cairo, Beirut, New Delhi and Geneva.

Sunny Bhandarkar, Advisor. Mr. Bhandarkar, age 28, leads SII’s management team in India. He joined Elite Sports India Pvt. Ltd., an SII subsidiary, in 2013 after being the first player drafted in the Elite Football League draft in 2012. As an accomplished athlete, Mr. Bhandarkar is the two-time state level boxing champion in the super heavy weight division and has been on the national handball team for 12 years. He played handball professionally in Germany in the Bundesliga with Barmstedter MTV. He earned his BA and MA in commerce/management studies from the University of Mumbai. Mr. Bhandarkar signed 50 of the EUSAI member universities and has secured sponsorship revenue.

Pranav Prabhu, Advisor.  Mr. Prabhu, age 31, is the VP Operations of K2 Gamer. Mr. Prabhu joined Elite Sports India Pvt. Ltd. four years ago as senior business development manager and was promoted to VP operations in 2018. He was promoted to chief operating officer of Sports Industry of India in 2019, where he has operational oversight and budgetary supervision for multiple locations in India. He has developed the quarterly business plans and the sales and marketing strategies. He earned his MPEd from Chandrashekhar Agashe College of Physical Education (CACPE) in Pune, his BPEd from Vidyadhiraja College of Physical Education and Research (VCPER) in Navi Mumbai and his BA from Rizvi College in Mumbai.

Bill Brown, Advisor,  Mr. Brown is a seasoned corporate executive. His corporate career has spanned a wide range of functional disciplines, including general management, sales, marketing, and manufacturing operations, in both international and U.S. environments, with major consumer products companies. As President & CEO of Montblanc USA in the 1990s, Bill was the architect of that company’s transformation from a purveyor of high-quality writing instruments to a true luxury brand. Prior to joining Montblanc in 1990, Mr. Brown was Vice President of Worldwide Marketing for Gucci Timepieces, and before that he held executive positions at Estee Lauder and Mattel. He is a former Chair of the Board of Trustees of the Cornell University Rowing Association and continues to serve on that board as a Life Member. Mr. Brown has also served as a member of Cornell’s Athletic Advisory Council and was a Committee Chair on the initial Advisory Council for Cornell University’s Center for Entrepreneurship and Personal Enterprise.  Mr. Brown holds a BS Degree in Engineering from Cornell University and an MBA from Cornell’s Johnson Graduate School of Management.

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Phil Ofili, Advisor.  Mr. Ofili is the partnership sales manager-global partnership solutions for the Phoenix Suns. Prior to that, Mr. Ofili was manager of sports and entertainment business development for Navigate. In this role developed business partnerships with ESPN, Fox Sports, AB-InBev, PepsiCo, the NFL and the NBA. Mr. Ofili earned his BS in management at the U.S. Air Force Academy and his MBA from Arizona State University. He served in the Air Force for five years, including responsibility as a procurement director for Air Force operations in Kabul, Afghanistan. In addition, he has been involved with Special Olympics Arizona, the Fiesta Bowl Committee and Junior Achievement.

GAMER’s Team in Pakistan

The following are names and titles of individuals Employed with the ESP, who are with GAMER and are based in Pakistan:

Ms. Shifa Benish, Vice President  North

Ms. Anila Bashir, Vice President South

Akmal Khilji, Regional Sports Coordinator

M. Ahmad Moud, Graphic Designer

Director Independence

The rules of the Nasdaq Stock Market, or the Nasdaq Rules, require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the Nasdaq Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the Nasdaq Rules, a director will only qualify as an independent director if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Rules also require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In considering the independence of compensation committee members, the Nasdaq Rules require that our board of directors must consider additional factors relevant to the duties of a compensation committee member, including the source of any compensation we pay to the director and any affiliations with the Company.

Our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Sunday Zeller, Michael Lang and Marco Welch are independent as defined under the Nasdaq Rules.

50

Committees of the Board of Directors

Audit Committee. Our audit committee consists of three independent members. The members of the audit committee are Sunday Zeller, Michael Lang and Marco Welch. Mr. Welch is the chairperson of the audit committee. The audit committee consists exclusively of directors who are financially literate.

The audit committee responsibilities include:

●	Overseeing the compensation and work of and performance by our independent auditor and any other registered public accounting firm performing audit, review or attestation services for us;

●	Engaging, retaining and terminating our independent auditor and determining the terms thereof;

●	Assessing the qualifications, performance and independence of the independent auditor;

●	Evaluating whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence;

●	Reviewing and discussing the audit results, including any comments and recommendations of the independent auditor and the responses of management to such recommendation;

●	Reviewing and discussing the annual and quarterly financial statements with management and the independent auditor;

●	Producing a committee report for inclusion in applicable SEC filings;

●	Reviewing the adequacy and effectiveness of internal controls and procedures;

●

Establishing procedures regarding the receipt, retention and treatment of complaints received regarding the accounting, internal accounting controls or auditing matters and conducting or authorizing investigations into any matters within the scope of the responsibility of the audit; and

●	Reviewing transactions with related persons for potential conflict of interest situations.

Compensation Committee. Our compensation committee consists of three independent directors. The members of the compensation committee are Sunday Zeller, Michael Lang and Marco Welch. Mr. Welch is the chairperson of the compensation committee. The committee has primary responsibility for:

●	Reviewing and recommending all elements and amounts of compensation for each executive officer, including any performance goals applicable to those executive officers;

●	Reviewing and recommending for approval the adoption, any amendment and termination of all cash and equity-based incentive compensation plans;

●	Once required by applicable law, causing to be prepared a committee report for inclusion in applicable SEC filings;

●	Approving any employment agreements, severance agreements or change of control agreements that are entered into with the CEO and certain executive officers; and

●	Reviewing and recommending the level and form of non-employee director compensation and benefits.

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Nominating and Governance Committee. The nominating and governance committee consists of three independent directors. The members of the nominating and governance committee are Sunday Zeller, Michael Lang and Marco Welch. Ms. Zeller is the chairperson of the nominating and governance committee. The committee’s responsibilities include:

●	Recommending persons for election as directors by the stockholders;

●	Recommending persons for appointment as directors to the extent necessary to fill any vacancies or newly-created directorships;

●	Reviewing annually the skills and characteristics required of directors and each incumbent director’s continued service on the board;

●	Reviewing any stockholder proposals and nominations for directors;

●	Advising the board of directors on the appropriate structure and operations of the board and its committees;

●	Reviewing and recommending standing board committee assignments;

●

Developing and recommending to the board Corporate Governance Guidelines, a Code of Business Conduct and Ethics and other corporate governance policies and programs and reviewing such guidelines, code and any other policies and programs at least annually;

●	Making recommendations to the board as to the determination of director independence; and

●	Making recommendations to the board regarding corporate governance based upon developments, trends and best practices.

The Nominating and Governance Committee will consider stockholder recommendations for candidates for the board of directors.

Our bylaws provide that, in order for a stockholder’s nomination of a candidate for the board to be properly brought before an annual meeting of the stockholders, the stockholder’s nomination must be delivered to the Secretary of the Company no later than 120 days prior to the one-year anniversary date of the prior year’s annual meeting.

Code of Business Conduct and Ethics

We plan to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code of business conduct and ethics will be made available on the Corporate Governance section of our website, which is located at gamerpakistan.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K filed with the SEC.

EXECUTIVE COMPENSATION

The following table shows the compensation awarded to or earned from November 23, 2021, our date of organization, by our executives. We do not have any officers who received compensation. Once the Company has raised capital from this offering, the board of directors intends to carry on negotiations with the executive officers to set mutually acceptable salaries and benefit programs, scaled to milestones for performance. The terms for such compensation have not been established at this date.

Name and Principal Position	Year	Salary ($)		All Other Compensation		Total
James Knopf, CEO, President	2022		$0		$0		$0
Alexander Alexandrov, Chief Technical Officer	2022	$	*	$	*	$	*
Hemant Jain, CFO	2022		$0		$0		$0
All Others	2022		$0		$0		$0

*Mr. Alexandrov served as CEO of GAMER from September 1, 2022 until September 30, 2022, when he voluntarily stepped down.  For his substantial services when serving as CEO, Mr. Alexandrov received $35,000.

52

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Our audit committee charter provides that our audit committee will be responsible for reviewing and approving any related-party transaction. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $10,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

The audit committee reviewed and approved the consulting agreement between the Company and Face Rebel, of which Keith Fredriksen, our Secretary and a Director, is the CEO and controlling owner, the agreement with Pixel Colony, LLC, of which Alexander Alexandrov, our former CEO, is CEO and co-founder, and the loan to the Company from SII, whose directors include Keith Fredriksen, our Secretary and a Director.

PRINCIPAL STOCKHOLDERS

The following table lists, as of February 28, 2023, the number of shares of our common stock that are beneficially owned by:

(i)	each person or entity known to us to be the beneficial owner of more than 5% of the outstanding common stock;
(ii)	each named executive officer and director of our Company; and
(iii)	all executive officers and directors as a group.

Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose of or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security, of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages of common stock prior to the offering are calculated based on shares of our common stock issued and outstanding as of the date of this prospectus. Percentages of common stock after the offering are calculated based on 25,379,319 shares of common stock issued and outstanding after this offering (assuming no exercise of the over-allotment option).

Unless otherwise indicated, we believe that each person named in the table below has sole voting and investment power with respect to all shares of common stock beneficially owned by them.

53

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned Prior to Offering	% Owned Prior to Offering (2)	% Owned After Offering (3)
5% Stockholders
Keith Fredriksen (4)	2,849,667	11.9%
Cole Mott	1,645,909	6.9%
Peter Schram	1,258,333	5.3%
Richard Whelan (5)	3,110,745	13.0%
Sunday Zeller (6)	1,733,000	7.3%		%

Named Executive Officers and Directors
James Knopf	200,000	*	*
Alexander Alexandrov	100,000	*	*
Hemant Jain	0	*	*
Keith Fredriksen (4)	2,849,667	11.9%		%
Sunday Zeller (6)	1,733,000	7.3%		%
Michael Lang	10,000	*	*
Marco Welch	10,000	*	*
Muhammad Jamal Qureshi	100,000	*	*
All executive officers and directors as a group (8 individuals) (7)	4,002,667	16.8%	xx	%
* Less than 1%

(1)	Unless otherwise specified, the address of each of the persons set forth below is in care of GAMER, at the address of 35 E Horizon Ridge Parkway, Suite 110-481, Henderson, NV 89002-7906.
(2)	Based on 23,879,319 shares.
(3)	Based on 25,379,319 shares.
(4)

Includes 916,667 shares owned by Face Rebel, LLC, of which Mr. Fredriksen is manager and sole member. Also includes 1,000,000 shares owned of record by Sports Industry of India Inc., of which Mr. Fredriksen is a director and stockholder, and as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)

Includes 1,000,000 shares owned of record by Sports Industry of India Inc., of which Mr. Whelan is a director, CEO and stockholder, and as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(6)

Includes 1,000,000 shares owned of record by Sports Industry of India Inc., of which Ms. Zeller is a director, Co-CEO and stockholder, and as to which she disclaims beneficial ownership except to the extent of her pecuniary interest therein.

(7)

Includes 1,000,000 shares owned of record by Sports Industry of India Inc., of which Mr. Fredriksen and Ms. Zeller are directors and stockholders and Ms. Zeller is Co-CEO, and as to which they disclaim beneficial ownership except to the extent of their pecuniary interest therein.

54

DESCRIPTION OF CAPITAL STOCK

In this offering, we are offering 1,500,000 shares of our common stock. The material terms and provisions of our common stock are described here.

Authorized Capital Stock

We are currently authorized to issue up to 110,000,000 shares of capital stock consisting of 100,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2022, there were 23,879,319 shares of common stock outstanding. We are also authorized to issue up to 10,000,000 shares of Preferred Stock. No Preferred Stock has been issued.

common stock

We are authorized to issue 100,000,000 shares of common stock. Holders of our common stock are each entitled to cast one vote for each share held of record on all matters presented to the stockholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There is no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by our board of directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the board of directors. Our directors may issue Preferred Stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of our common stock. The issuance of Preferred Stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to stockholders generally, and will have the effect of limiting stockholder participation in transactions such as mergers or tender offers if these transactions are not favored by our management. At the effective date of this prospectus, no Preferred Shares have been issued.

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Warrants

As part of the compensation to Underwriter, we have agreed to issue warrants to the Underwriter at the closing of this offering. Details of these warrants may be found under “Underwriting – Representatives’ Warrants.”

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and Preferred Stock will be available for future issuance without stockholder approval, except as may be required under the listing rules of any stock exchange on which our common stock is then listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation on Directors’ Liability

The Delaware Revised Statutes limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Amended and Restated Bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our Company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our Amended and Restated Articles of Incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under the Delaware Revised Statutes and our amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

The Nasdaq Capital Market Listing

Our common stock is expected to trade on The Nasdaq Capital Market under the symbol “GAMR” once we receive regulatory approval

Transfer Agent

The transfer agent and registrar for our common stock is Direct Transfer, and its address is One Glenwood Ave., Suite 1001, Raleigh, NC 27603.

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SELLING STOCKHOLDERS

Selling Stockholder Sales

We have agreed to register for possible resale up to 10% of the common stock held by each of our stockholders of record as of December 31, 2022 other than those stockholders who are employed by our underwriter. The Selling Stockholders are identified in the table below and are offering up to an aggregate of 2,298,429 shares of our common stock, which are referred to herein as the “Selling Stockholder Shares.”

The Selling Stockholders may sell some, all, or none of the Selling Stockholder Shares. We currently have no agreements, arrangements, or understandings with the Selling Stockholders regarding the sale of any of the Selling Stockholder Shares. Unless otherwise indicated in the footnotes to the table below, no Selling Stockholder has had any material relationship with us or any of our affiliates within the past three years other than as a security holder.

We have prepared the following table based on written representations and information furnished to us by or on behalf of the Selling Stockholders. Since the date on which the Selling Stockholders provided this information, the Selling Stockholders may have sold, transferred, or otherwise disposed of all or a portion of their securities in a transaction exempt from the registration requirements of the Securities Act. Unless otherwise indicated in the footnotes to the table below, we believe that (i) none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers, and (ii) no Selling Stockholder has direct or indirect agreements or understandings with any person to distribute their Selling Stockholder Shares. To the extent any Selling Stockholder identified below is, or is affiliated with, a broker-dealer, it could be deemed, individually, but not severally, to be an “underwriter” within the meaning of the Securities Act. Information about the Selling Stockholders may change over time.

The following table presents information regarding the Selling Stockholders and the Selling Stockholder Shares that each may offer and sell from time to time under this prospectus. The table reflects their respective holdings as of February 15, 2023, unless otherwise noted in the footnotes to the table. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security, including notes that are currently convertible or convertible within 60 days of February 15, 2023 and warrants that are currently exercisable or exercisable within 60 days of February 15, 2023. Shares issuable pursuant to convertible notes and warrants are deemed outstanding for computing the percentage of the person holding such convertible notes and warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Our calculation of the number of shares and percentage of beneficial ownership prior to this offering is based on 23,879,319 shares of common stock outstanding as of February 15, 2023. Our calculation of the number of shares and percentage of beneficial ownership after this offering is based on 25,379,319 shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock.

	Shares Beneficially Owned		Shares Being	Shares Beneficially Owned
	Prior to the Offering		Offered	After the Closing (1)
Name of Selling Stockholder	Number	Percent	Number	Number	Percent

Aater, Abdul Muqeet	4,000	*	400	3,600	*
Ahlers, Kathleen	150,000	*	15,000	135,000	*
Ahlers, J. Dieter	30,000	*	3,000	27,000	*
Ahlers, Dieter K. and Kathleen A. Rev. Living Trust, J.	150,000	*	15,000	135,000	*
Ahmad, Dr. Sheeraz	4,000	*	400	3,600	*
Alexandrov, Alexander	100,000	*	10,000	90,000	*
Amos, Kyle	10,000	*	1,000	9,000	*
Angyalfy Family Trust	75,000	*	7,500	67,500	*
Anthony, Chris	33,333	*	3333	30,000	*
AVS Investments LLC	20,000	*	2,000	18,000	*
Bashir, Anila	4,000	*	400	3,600	*
Bears LLC	170,000	*	17,000	153,000	*
Benish, Shifa	4,000	*	400	3,600	*
Benjamin, Jane	1,000	*	100	900	*
Benson, Kiki	200,000	*	20,000	180,000	*
Bhandarkar, Dr. Madhu V.	10,000	*	1,000	9,000	*
Bhandarkar, Sunny	100,000	*	10,000	90,000	*
Bogaski, Joe	30,000	*	3,000	27,000	*
Bolstad, Fred	30,000	*	3,000	27,000	*
Bradshaw Capital LLC	35,000	*	3,500	31,500	*
Brescia Investment	50,000	*	5,000	45,000	*
Brower, Meagan	100,000	*	10,000	90,000	*
Brown, Eric	10,000	*	1,000	9,000	*
Brown, William (2)	595,000	2.5%	59,500	535,500	2.1%
Burns, James A. and Lynn	85,000	*	8,500	76,500	*
Butler, Gregory	60,000	*	6,000	54,000	*
Candelora, Robert	150,000	*	15,000	135,000	*
Chang, Martha	60,000	*	6,000	54,000	*
Clawson, Robert	733,000	3.1%	73,300	659,700	2.6%
Clear Think Capital Partners LLC	50,000	*	5,000	45,000	*
Clintock, Tony	15,000	*	1,500	13,500	*
Daddio Trust/Domenico Daddio TTEE	50,000	*	5,000	45,000	*
Damsker, Joe	200,000	*	20,000	180,000	*
David Welch S/D Trust DTD 2/19/1985	600,000	2.5%	60,000	540,000	2.1%
DelGreco, Bryan Ralph	17,500	*	1,750	15,750	*
DelGreco, Keith	100,000	*	10,000	90,000	*
Deol, Phil	25,000	*	2,500	22,500	*

57

Dix, Brent	100,000	*	10,000	90,000	*
Drago, Carl	20,000	*	2,000	18,000	*
Dubeau, Carol	20,000	*	2,000	18,000	*
Duenas, Joseph	1,000	*	100	900	*
Dunigan, Mathew Wayne	12,500	*	1,250	11,250	*
Elliston, Gary	1,050,000	4.4%	105,000	945,000	3.7%
Face Rebel, LLC	916,667	3.8%	91667	825,000	3.3%
Farney, David	1,000	*	100	900	*
Foreman, Janice	100,000	*	10,000	90,000	*
Fox, Katherine	100,000	*	10,000	90,000	*
Fredriksen, Keith (3)	833,000	3.5%	83,300	749,700	3.0%
Ghare, Kaustubh	10,000	*	1,000	9,000	*
Ginn, Michael C. and Laura L.	50,000	*	5,000	45,000	*
Goldstein, Jason	30,000	*	3,000	27,000	*
Greeny Legacy LLC	500,000	2.1%	50,000	450,000	1.8%
Hintzen, Cheryl	50,000	*	5,000	45,000	*
Hogan, Brian	100,000	*	10,000	90,000	*
Hogan, John (4)	100,000	*	10,000	90,000	*
Horizon Medical	33,333	*	3333	30,000	*
Hynson, Eric	15,000	*	1,500	13,500	*
Imperiale, Rosie	1,000	*	100	900	*
Jaitly, Rishi	30,000	*	3,000	27,000	*
Jita Ventures, LLC	100,000	*	10,000	90,000	*
Kaufman, Drew	100,000	*	10,000	90,000	*
Kaufman, Seth	33,333	*	3333	30,000	*
KEW Management, LLC	1,000,000	4.2%	100,000	900,000	3.5%
Khan, Dr. Azhar	4,000	*	400	3,600	*
Khiljim, Muhammed Akmal	4,000	*	400	3,600	*
Kingdom Builders Ministry	50,000	*	5,000	45,000	*
Kirklys, John	100,000	*	10,000	90,000	*
Knopf, James	200,000	*	20,000	180,000	*
Koester, Dennis	58,333	*	5833	52,500	*
Koester, Jeffrey	58,334	*	5833	52,501	*

58

Koul, Dr. Vir Ji	8,000	*	800	7,200	*
Lacerra, Chris	100,000	*	10,000	90,000	*
Lang, Mike	10,000	*	1,000	9,000	*
Lewandowski, Kierra	40,000	*	4,000	36,000	*
Lovelady, Jason	33,333	*	3333	30,000	*
Madan, Jay	100,000	*	10,000	90,000	*
Mandell, Steve	10,000	*	1,000	9,000	*
Manz, Jeff	133,333	*	13333	120,000	*
Marcu, John	40,000	*	4,000	36,000	*
Mast, Maynard	650,000	2.7%	65,000	585,000	2.3%
Mott, Cole	1,645,909	6.9%	164591	1,481,318	5.8%
Moud, M. Ahmad	4,000	*	400	3,600	*
Neel, Elizabeth	15,000	*	1,500	13,500	*
Ofili, Phil	10,000	*	1,000	9,000	*
Ofili, Skylar	20,000	*	2,000	18,000	*
Oakleaf Holdings LLC	220,000	*	22,000	198,000	*
Ok, Alexander	166,667	*	16667	150,000	*
Padilla, Richard	190,000	*	19,000	171,000	*
Palummo, Carmine	50,000	*	5,000	45,000	*
Perovano, Kevin	2,000	*	200	1,800	*
Pickard, Kevin	75,000	*	7,500	67,500	*
Porrello, James	30,000	*	3,000	27,000	*
Prabhu, Pranav	25,000	*	2,500	22,500	*
PrivateCo LLC	50,000	*	5,000	45,000	*
Pross, Cynthia	190,000	*	19,000	171,000	*
Pross, David	150,000	*	15,000	135,000	*
Qureshi, M. Jamal	100,000	*	10,000	90,000	*
Rajawat, Mohit Singh	25,000	*	2,500	22,500	*
Raza, Hamid	4,000	*	400	3,600	*
Razor Legacy Investments LP	500,000	2.1%	50,000	450,000	1.8%
Rennert, Anthony	60,000	*	6,000	54,000	*
Rich, Allison	10,000	*	1,000	9,000	*
Rogan, Hugh	15,000	*	1,500	13,500	*

59

Rojas, Edwin	1,000	*	100	900	*
Rufty, Jon	50,000	*	5,000	45,000	*
Saigh and Salem, Rumsey and Robert	100,000	*	10,000	90,000	*
Saigh Family Trust	50,000	*	5,000	45,000	*
Sanchez, Dena Lawless	100,000	*	10,000	90,000	*
Sayegh, Elias and Renee	150,000	*	15,000	135,000	*
Scheer, Rick	30,000	*	3,000	27,000	*
Schineller, Rich	60,000	*	6,000	54,000	*
Schram, Morgan	100,000	*	10,000	90,000	*
Schram, Peter	1,258,333	5.3%	125,833	1,132,500	4.5%
Segedin, Victoria Sue	33,333	*	3333	30,000	*
SGKH LLC	20,000	*	2,000	18,000	*
Silber, Michael	45,000	*	4,500	40,500	*
Singh, Bharat	25,000	*	2,500	22,500	*
Skrobowski, Anthony	10,000	*	1,000	9,000	*
Spivak, Kenin	500,000	2.1%	50,000	450,000	1.8%
Sports Industry of India Inc.	1,000,000	4.2%	100,000	900,000	3.5%
Steven Michael Hitter Trust	10,000	*	1,000	9,000	*
Sullivan, Robert T.	50,000	*	5,000	45,000	*
Gannett Trust	50,000	*	5,000	45,000	*
Svarnias, Dr. Nicholas	300,000	1.3%	30,000	270,000	1.1%
Swanson, Edward T	250,000	1.0%	25,000	225,000	*
Thieleking, Michael	100,000	*	10,000	90,000	*
Thompson, William M.	50,000	*	5,000	45,000	*
Triantafillou, Zoe	10,000	*	1,000	9,000	*
Uygan, Viktor	525,000	2.2%	52,500	472,500	1.9%
Vargas, Chris	33,333	*	3333	30,000	*
Vasavan, Vidhum	5,000	*	500	4,500	*
Verhaegen, Willy P.	200,000	*	20,000	180,000	*
Wazeeri, Muzammil Khan	100,000	*	10,000	90,000	*
Welch, David	30,000	*	3,000	27,000	*
Welch, Marco	10,000	*	1,000	9,000	*

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Whelan, Jeffrey	55,000	*	5,500	49,500	*
Whelan, Killian	100,000	*	10,000	90,000	*
Whelan, Richard C.	2,110,745	8.8%	211,074	1,899,671	7.5%
Whelan, Waverly	20,000	*	2,000	18,000	*
Whitmore, Ian	50,000	*	5,000	45,000	*
Wood, Derek	45,000	*	4,500	40,500	*
Wilkinson, Tim	40,000	*	4,000	36,000	*
Yagiz, Metin	50,000	*	5,000	45,000	*
Zeller, Sunday	733,000	3.1%	73,300	659,700	2.6%

__________________________

*  Less than 1% of the outstanding shares of common stock.

(1)  Assumes all shares offered by the Selling Stockholders hereby are sold and that the Selling Stockholders buy or sell no additional shares of common stock prior to the completion of this offering.  The registration of these shares does not necessarily mean that the Selling Stockholders will sell all or any portion of the shares covered by this prospectus.

(2)  Mr. Brown also is principal of Bradshaw Capital LLC, which owns 35,000 shares. Mr. Brown’s aggregate beneficial ownership, including such shares, is 630,000 shares or 2.6% of the shares outstanding prior to the offering.

(3)  Mr. Fredriksen also is manager and sole member of Face Rebel, LLC, which owns 916,667 shares, and is a director and stockholder of Sports Industry of India Inc., which owns 1,000,000 shares.  Mr. Fredriksen’s aggregate beneficial ownership, including such shares, is 2,849,667 shares or 11.9% of the shares outstanding prior to the offering.  Mr. Fredriksen disclaims beneficial ownership of the shares owned by Sports Industry of India Inc. except to the extent of his pecuniary interest therein.

(4)  Mr. Hogan also is the principal of Razor Legacy Investments LP, which owns 500,000 shares.  Mr. Hogan’s aggregate beneficial ownership, including such shares, is 600,000 shares or 2.5% of the shares outstanding prior to the offering.

(5)  Mr. Whelan also is a director, Co-CEO and stockholder of Sports Industry of India Inc., which owns 1,000,000 shares.  Mr. Whelan’s aggregate beneficial ownership, including such shares, is 3,110,745 shares or 13.0% of the shares outstanding prior to the offering.  Mr. Whelan disclaims beneficial ownership of the shares owned by Sports Industry of India Inc. except to the extent of his pecuniary interest therein.

(6)  Ms. Zeller also is a director, Co-CEO and stockholder of Sports Industry of India Inc., which owns 1,000,000 shares.  Ms. Zeller’s aggregate beneficial ownership, including such shares, is 1,733,000 shares or 7.3% of the shares outstanding prior to the offering.  Ms. Zeller disclaims beneficial ownership of the shares owned by Sports Industry of India Inc. except to the extent of his pecuniary interest therein.

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The following are the principals or principal officers of the entities that are Selling Stockholders:

Investor	Principal or Principal Officer
Ahlers, J. Dieter and Kathleen A. Rev. Living Trust	Dieter Ahlers
Angyalfy Family Trust	William Angyalfy
AVS Investments LLC	Anthony Schiavone
Bears LLC	Ramey Sweis
Bradshaw Capital LLC	William Brown
Clear Think Partners LLC	Jeffrey S. Hart
Face Rebel, LLC	Keith Fredriksen
Greeny Legacy LLC	John Savastano
Horizon Medical	Darren Wade
Jita Ventures, LLC	William Meris
KEW Management, LLC	Kurt Warner
Oakleaf Holdings LLC	Ralph Saigh
Razor Legacy Investments LP	John Hogan
SGKH LLC	Rohit Kumar
Sports Industry of India	Keith Fredriksen, Richard Whelan and Sunday Zeller
Steven Michael Hitter Trust	Steven Hitter

Plan of Distribution

We are registering the Selling Stockholder Shares to permit the resale of the Selling Stockholder Shares by the Selling Stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Selling Stockholder Shares. We will pay all expenses (other than discounts, commissions, and transfer taxes, if any) relating to the registration of the Selling Stockholder Shares in the registration statement of which this prospectus forms a part. The Selling Stockholder Shares will not be sold through Westpark in this initial public offering.

The Selling Stockholders may sell all or a portion of the Selling Stockholder Shares beneficially owned by them and offered hereby from time to time in one or more transactions directly or through one or more underwriters, broker-dealers, or agents. If the Selling Stockholder Shares are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for any underwriter discounts or commissions and any applicable transfer taxes. The Selling Stockholder Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. However, the Selling Stockholders will not sell any Selling Stockholder Shares until after the closing of this initial public offering.

If the Selling Stockholders effect such transactions by selling Selling Stockholder Shares to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts or commissions from the Selling Stockholders or commissions from purchasers of the Selling Stockholder Shares for whom they may act as agent or to whom they may sell as principal (which discounts or commissions as to particular underwriters, broker-dealers, or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Selling Stockholder Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Selling Stockholder Shares in the course of hedging in positions they assume. The Selling Stockholders may also sell Selling Stockholder Shares short and deliver Selling Stockholder Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge Selling Stockholder Shares to broker-dealers that in turn may sell or loan such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the Selling Stockholder Shares owned by them and, if they default in the performance of their secured obligations, the pledgees, or secured parties may offer and sell the Selling Stockholder Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee, or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the Selling Stockholder Shares in other circumstances in which case the transferees, donees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealer participating in the distribution of the Selling Stockholder Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Selling Stockholder Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Selling Stockholder Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions, and other terms constituting compensation from the Selling Stockholders and any discounts, commissions, or concessions allowed or reallowed or paid to broker-dealers.

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Under the securities laws of some states, the Selling Stockholder Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Selling Stockholder Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the Selling Stockholder Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Selling Stockholder Shares by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Selling Stockholder Shares to engage in market-making activities with respect to the Selling Stockholder Shares. All of the foregoing may affect the marketability of the Selling Stockholder Shares and the ability of any person or entity to engage in market-making activities with respect to the Selling Stockholder Shares.

Once sold under the registration statement of which this prospectus forms a part, the Selling Stockholder Shares will be freely tradeable in the hands of persons other than our affiliates.

SHARES AVAILABLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Upon the closing of this offering, we will have 25,379,319 shares of common stock outstanding, assuming there is no exercise of the underwriters’ overallotment option.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders. None of the holders of shares of our common stock or securities exercisable for or convertible into shares of our common stock have any registration rights.

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Sales under Rule 144 by stockholders who are not affiliates can be made after the shares have been held for at least 12 months if GAMER has not been a reporting company for at least 90 days and for at least six months after GAMER has been a reporting company for at least 90 days.

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UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom WestPark Capital, Inc. is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of our common shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
WestPark Capital, Inc.	Total 1,500,000

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 225,000 additional common shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $_____ per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to 10% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us based on an estimated initial public offering price of $4.00. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 225,000 common shares.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price	$4.00	$6,000,000	$6,900,000
Underwriting discounts to be paid by us	$0.40	$600,000	$690,000
Proceeds, before expenses, to us	$4.60	$5,400,000	$6,210,000

We will also pay to the representative by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to 2% of the amount raised in the offering (including verifying shares sold upon exercise of the underwriters’ over-allotment option).

Any expense deposits paid will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

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We have agreed to pay expenses relating to the offering, including: (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation. We are obligated to pay the accountable expenses of the Representative, including its legal expenses.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $300,000.

We will apply to list our common shares on the Nasdaq Capital Market under the symbol “GAMR.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative of the underwriters to purchase a number of common shares equal to 10% of the total number of common shares sold by the Company in this offering. The representative’s warrants shall have an exercise price equal to 120% of the initial public offering price of the common shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of the offering. In addition, although the representative’s warrants and the underlying common shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the common shares issuable upon exercise of the representative’s warrants, other than underwriting discounts incurred and payable by the holders. The exercise price and number of common shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of common shares at a price below the warrant exercise price.

Right of First Refusal

We have agreed for a period of fourteen (14) months following the closing of this offering or until an offering occurs which the representative declined, that we shall notify the representative in writing at least thirty (30) days prior to a proposed U.S. public offering of any debt or equity securities (other than bank debt or similar financing) by us or by any of our majority owned or controlled United States subsidiaries that the representative or, at its option, a group of associated investment bankers shall have the right of first refusal to effect the offering on terms as favorable as theretofore offered in writing by a reputable investment banker. The representative agrees to notify us, within ten (10) days of its exercise of the right of first refusal. If the representative fails to exercise the right of first refusal within the ten (10) day period and the principal terms of the proposed subsequent financings thereafter are altered in any material respect, we shall again offer to the representative the right of first refusal. Notwithstanding the foregoing, if the representative declines to exercise its right of first refusal for any specific offering, and we complete such offering with another investment banking firm, the representative shall not have the right of first refusal for any future financings, and if we receive a proposal from a “bulge bracket” underwriter to undertake such a financing, the representative shall not have the right of first refusal set forth in this paragraph (provided, however, that we shall use commercially reasonable eff orts to cause such underwriter to allow the representative’s participation in such financing). The representative’s right of first refusal set forth in this paragraph shall be subject to FINRA Rule 5110(g).

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Right to Designate Board Nominee or Consultant

We have agreed to grant Westpark the right, for a period of the earlier of five years or until it declines to participate in a future Company financing, to designate one nominee for election to the Board of Directors of the Company or , to designate a consultant to the Board, which nominee or consultant will be mutually acceptable to Westpark and the Company.  If Westpark elects to designate a consultant, the consultant will have the right to attend all Board and Board committee meetings (except where exclusion is necessary to preserve attorney-client privilege and will be compensated as if the consultant were a Board member.

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Concurrently with the execution and delivery of the underwriting agreement, we will set up an escrow account with a third-party escrow agent in the United States and will fund such account with $500,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a 24-month period following the offering. The escrow account will be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.

Lock-Up Agreements

Our officers, directors and principal stockholders (defined as owners of 5% or more of our common shares), and certain of our other stockholders, have agreed, subject to certain exceptions, to a twelve month “lock-up” period from the date of this prospectus with respect to the common shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options which may be issued. This means that, for a period of twelve months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our estimates of our business potential and earnings prospects, an assessment of our intangible assets and management, and the consideration of the above factors in relation to market valuation of companies in similar circumstances and/or related businesses.

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No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for common shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 250 days from the date of this prospectus, except for securities issued pursuant to acquisitions or strategic transactions approved by a majority of our disinterested directors, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the restricted period, and provided that any such issuance shall only be to a person (or to the equity holders if a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with our business and shall provide us with additional benefits in addition to the investment of funds, but shall not include a transaction in which we are issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of common shares to selling group members for sale to their online brokerage account holders. The common shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

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Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our common shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

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In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the common shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the common shares in certain countries.

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Edward T. Swanson, Esq., Altadena, CA. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dickinson Wright PLLC, Ft. Lauderdale, FL.

EXPERTS

Our balance sheet for the period ended December 31. 2022 and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, have been audited by Mercurius & Associates, LLP, an independent chartered accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), as set forth in its report appearing herein and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

We also intend to maintain a website at www.——---_______.com. Once we have activated this website, you may access materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website, once activated, is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You may also inspect these documents at our corporate headquarters at 35 E Horizon Ridge Parkway, Suite 110-481 Henderson, NV 89002-7906 during normal business hours.

71

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Draft Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gamer Pakistan, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Gamer Pakistan, Inc. (the "Company") as on December 31, 2022 and December 31, 2021, the related statements of operations, changes in stockholder's equity and cash flows from November 23, 2021 (Inception) to December 31, 2021 and for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, the results of its operations and its cash flows for the periods then ended, are in conformity with accounting principles generally accepted in the United States of America.

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the Financial Statements, the Company has accumulated deficit of $311,632 and Nil as of December 31, 2022 and December 31, 2021 respectively. These conditions raise substantial doubt about the company's ability to continue as a going concern. Management plans in regard to this uncertainty are also described in Note 3 to the Financial Statements. The Financial Statements do not include any adjustment that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

MEMBER TIAG
A Worldwide Alliance of Independent Accounting Firms

F-2

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The Critical Audit Matters are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2022

New Delhi, India
March XX, 2023

MEMBER TIAG
A Worldwide Alliance of Independent Accounting Firms

F-3

GAMER PAKISTAN INC.

BALANCE SHEET

As of December 31, 2022 and 2021

	2022	2021
ASSETS

Current Assets:
Cash and cash equivalents	$90,277	-
Stock subscription receivable	705	2,207
Deferred Offering Costs	162,031	-
Other Receivable	5,000	-
Total current assets	258,013	2,207
TOTAL ASSETS	$258,013	2,207

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$14,688	-
Due to Related party	10,750	-
Total current liabilities	25,438

Commitments and contingencies	-	-

STOCKHOLDERS' EQUITY
Preferred stock; $0.0001par value; 10,000,000 shares authorized;
nil shares issued and outstanding
Common stock; $0.0001par value; 100,000,000 shares authorized;
23,879,319 and 22,072,651 shares issued and outstanding	2,388	2,207
Additional paid-in capital	541,819	-
Accumulated deficit	(311,632)	-
Total stockholders' equity	232,575	2,207
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$258,013	2,207

The accompanying footnotes are an integral part of these financial statements.

F-4

GAMER PAKISTAN INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022 and the Period

from Inception November 23, 2021 to December 31, 2021

	Year Ended	Inception to
	Dec 31,	Dec 31,
	2022	2021

Revenue	$-	-

Cost of revenue	-	-

Gross profit	-	-

Operating expenses:
General and administrative expenses	311,632	-
Total operating expenses	311,632	-

Loss from operations	(311,632)	-

Income tax expense	-	-

Net loss	$(311,632)	-

Weighted average common shares outstanding - basic and diluted	22,585,569	22,072,651

Net loss per common share - basic and diluted	$(0.01)	-

The accompanying footnotes are an integral part of these financial statements.

F-5

GAMER PAKISTAN INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2022 and the Period

from Inception November 23, 2021 to December 31, 2021

			Additional		Total
	common stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance, November 23, 2021	-	-	-	-	-

Common stock issued to founders	22,072,651	2,207	-	-	2,207
Net Loss	-	-	-	-	-

Balance, Dec 31st, 2021	22,072,651	2,207	-	-	2,207

Common stock issued for cash	1,806,668	181	541,819	-	542,000
Net loss	-	-	-	(311,632)	(311,632)

Balance, December 31, 2022	23,879,319	$2,388	$541,819	$(311,632)	$232,575

F-6

GAMER PAKISTAN INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022 and the Period

from Inception November 23, 2021 to December 31, 2021

	Year Ended	Inception to
	Dec 31,	Dec 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(311,632)	-
Adjustments to reconcile net loss to
net cash used in operating activities:
Changes in operating assets and liabilities:
Other Receivable	(5,000)	-
Accounts payable	14,688	-
Net cash used in operating activities	(301,944)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of common stock	543,502	-
Payment of offering costs	(162,031)	-
Advance from related party	10,750	-
Net cash provided by financing activities	392,221	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	90,277	-

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$90,277	-

CASH PAID FOR:
Interest	$-	-
Income taxes	$-	-

The accompanying footnotes are an integral part of these financial statements.

F-7

GAMER PAKISTAN INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Organization

Gamer Pakistan, Inc. (the “Company”) was incorporated on November 23, 2021 under the laws of the State of Delaware.  The Company is an interactive esports event promotion and product marketing company.

Basis of Presentation

The accompanying  financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Coronavirus (COVID-19)

The Company’s business could be adversely impacted by the effects of the Coronavirus (COVID-19). In addition to global macroeconomic effects, the COVID-19 outbreak and any other related adverse public health developments could cause disruption to our operations.   COVID-19 or other disease outbreak could in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could impact the Company’s operating results. Although the magnitude of the impact of the COVID-19 outbreak on the Company’s business and operations remains uncertain, the continued spread of COVID-19 or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions could adversely impact the Company’s business, financial condition, operating results and cash flows. In addition, the Company could experience disruptions to its business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of its employees to perform their jobs that may impact the Company’s ability to develop and grow its business.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of  financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the  financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Significant estimates in the accompanying financial statements include valuation allowance on deferred tax assets.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly-liquid debt instruments with original maturities of three months or less.  As of December 31, 202, the Company did not have any cash and cash equivalents and as of December 31, 2022 the Company had $90,277 in cash and cash equivalents.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements, the stock subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

F-8

Deferred Offering Costs

Deferred offering costs are amounts incurred that are directly related to the offering of the Company’s common stock.  These costs will be offset against the proceeds from the Company’s equity offering.  The Company had no deferred offering costs as of December 31, 2021 and $162,031 in deferred offering costs as of December 31, 2022.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and accounts payable, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the  balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology us one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

As of December 31, 2022, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $250,000 insurance limit.  The Company has not and does not anticipate incurring any losses related to this credit risk.

Revenue Recognition

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers ("Topic 606"), became effective for the Company on January 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the "modified retrospective" transition method for open contracts for the implementation of Topic 606. The Company had no significant post-delivery obligations, this new standard did not result in a material recognition of revenue on the Company’s accompanying  financial statements for the cumulative impact of applying this new standard. The Company made no adjustments to its previously-reported total revenues, as those periods continue to be presented in accordance with its historical accounting practices under Topic 605, Revenue Recognition.

F-9

Revenue from product sales are recognized under Topic 606 in a manner that reasonably reflects the delivery of its product to customers in return for expected consideration and includes the following elements:

•	executed contracts with the Company’s customers that it believes are legally enforceable;
•	identification of performance obligations in the respective contract;
•	determination of the transaction price for each performance obligation in the respective contract;
•	allocation the transaction price to each performance obligation; and
•	recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to each of the Company’s revenue category, is summarized below:

Product sales - revenue is recorded when the product is purchased by the customer.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS assumes that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive instruments outstanding at December 31, 2022.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. ASU 2020-06 also removes certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and clarify the scope and certain requirements under Subtopic 815-40. In addition, ASU 2020-06 improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity’s own equity. ASU 2020-06 is effective for public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluation the impact this ASU will have on its  financial statements.

F-10

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 3- Going Concern Uncertainty

The Company has an accumulated deficit of $0 as of December 31, 2021, and $311,632 as of December 31, 2022. The Company had no revenue-generating operations from which we generated revenues through December 31, 2022.

The Company expects that it will operate at a loss for the foreseeable future. There can be no assurance the Company will achieve the foregoing goal and, in any event, BOD anticipate that it would be required to raise additional funds through public or private equity financings in the future to expand our business. Should such financing not be available in that time-frame, we might be required to reduce our activities.

While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. As a result of these factors, management has determined that there is substantial doubt about the Company ability to continue as a going concern. However, the accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 4- Due to Related Party

Due to related party represents an amount due to a stockholder. This amount is unsecured, payable upon demand and non-interest bearing.

Note 5- Stockholders’ Equity

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of $0.0001 par value preferred stock.  At December 31, 2022, there were nil shares issued and outstanding.

Common Stock

The Company has authorized the issuance of 100,000,000 shares of $0.0001 par value common stock.  At December 31, 2022, there were 23,879,319 shares issued and outstanding.

During the period from inception (November 23,2021) to December 31, 2022, the Company had the following transactions in its common stock:

•	issued 22,072,651 shares to founders of the Company for cash proceeds of $2,207 and
•	issued 1,806,668 shares to investors for cash proceeds of $542,000.

Note 5 - Income Taxes

At December 31, 2022, the significant components of the deferred tax assets are summarized below:

Deferred income tax asset
Net operation loss carryforwards	$137,362
Total deferred income tax asset	137,362
Less: valuation allowance	(137,362)
Total deferred income tax asset	$-

F-11

The valuation allowance increased by $137,362 during 2022 as a result of the Company generating net operating losses.  The Company’s net operating loss carryforward of approximately $474,000 begin to expire in 2037.

No income tax expense reflected in the statements of operations for the year ended December 31, 2022.

The reconciliation of the effective income tax rate to the federal statutory rate for the year ended December 31, 2022 is as follows:

	2022
	Amount	Percent

Federal statutory rates	$(65,442)	21.0%
State income taxes	(24,931)	8.0%
Permanent differences	(46,989)	15.1%
Valuation allowance against net deferred tax assets	137,362	-44.1%
Effective rate	$0	0.0%

The Company periodically evaluates the likelihood of the realization of deferred tax assets and adjusts the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors.

Future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change significantly within the next twelve months. The Company will continue to classify income tax penalties and interest as part of general and administrative expense in its  statements of operations. There were no interest or penalties accrued as of December 31, 2022.

Note 7 – Commitments and Contingencies

From time to time, the Company may be involved in various litigation matters, which arise in the ordinary course of business.  There is currently no litigation that management believes will have a material impact on the financial position of the Company.

Note 8 - Subsequent Events

Management has evaluated events that occurred subsequent to the end of the reporting period shown herein:

Pursuant to agreements with the three current owners of K2 Gamer, the Company will acquire 90% of the stock of K2 Gamer upon approval of the proposed transfer by the Securities and Exchange Commission of Pakistan.  There is no assurance that such approval will be granted.  See “Risk Factors.”  The transfer, if approved, is expected to occur in March or April of 2023.

In February of 2023, the Company borrowed $260,000 from Sports Industry of India Inc.  The loan bears 8% simple interest, and is due and payable upon the earlier of the completion of this offering by the Company or December 31, 2023.

F-12

Common Shares

GAMER PAKISTAN INC.

1,500,000 Shares of Common Stock are being offered by the Company &

2,298,429 Shares of Common Stock are being offered by Selling Stockholders

________________________

Prospectus

________________________

                , 2023

WestPark Capital, Inc.

Until and including                  , 2023 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses paid or payable by us in connection with the sale of the common stock being registered, excluding 10% underwriter discount and 2% non-accountable expense payment to the Underwriter. All amounts shown are estimates.

[to be provided]	Amount Paid or to be Paid
Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation to indemnify its directors and officers against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties. The directors or officers must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, an action only by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they must have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made if such person must have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought must determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The current certificate of incorporation and the bylaw of the registrant provide for indemnification by the registrant of its directors, senior officers and employees to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation must not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The current certificate of incorporation of the registrant provides for such limitation of liability.

We have entered into indemnification agreements with each of our directors and officers in which we have agreed to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of our company or our subsidiaries.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, our amended and restated certificate of incorporation, our amended and restated bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to maintain insurance on behalf of the registrant and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

[to be provided]

In each case, the securities issued as described above, were issued in reliance on the exemption from registration under applicable securities laws provided by Section 4(a)(2) of the Securities Act of 1933, and similar exemptions under state securities laws.

II-1

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

EXHIBIT INDEX

Number and Description of Exhibit-

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of Gamer Pakistan Inc. as in effect

3.2*	Bylaws of Gamer Pakistan Inc. as in effect

4.1*	Specimen certificate for common stock

4.2*	Form of Representative’s Warrant

5.1*	Opinion of Edward T. Swanson, Esq.

5.2*	Opinion of _____________________

10.1*	Form of Indemnification Agreement between the registrant and its officers and directors

10.2*	Founders Agreement form.

10.3*	ESP/K2 Gamer Assignment Agreement.

10.4	Face Rebel Consulting Agreement.

10.5*	Agreement with Pixel Colony, LLC

10.6*	Agreement with Spivak Management Inc.

10.7*	Consulting Agreement with Kurt Warner

10.8*	Purchase Agreements re K2 Gamer Pakistan Inc.

10.09*	Promissory Note dated February 2023

21.1*	Consent of Mercurius & Associates, LLP, an independent registered public accounting firm

23.2*	Consent of Edward T. Swanson, Esq. (included in Exhibit 5.1)

23.3*	Consent of _______________ (included in Exhibit 5.2)

24.1*	Power of attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics

107*	Filing Fees Table

*	To be filed by amendment to this registration statement.

(b)

Financial Statements. The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

II-2

Item 17. Undertakings

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this ___ day of ________, 2023.

Gamer Pakistan Inc.

By:
Name:	James Knopf
Title:	CEO and President

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Knopf his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed below by the following persons on behalf of Gamer Pakistan Inc. in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer and Director	_________, 2023
James Knopf	(Principal Executive Officer)

	Chief Financial Officer	_________, 2023
Hemant Jain	(Principal Accounting and Financial Officer)

	Director	_________, 2023
Keith Fredriksen

	Director	_________, 2023
Sunday Zeller

	Director	_________, 2023
Michael Lang

	Director	_________, 2023
Marco Welch

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